UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission File Number: 001-42810

YD BIO LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

12F., No. 3, Xingnan St.,
Nangang Dist.,
Taipei City 115001, Taiwan
(Address of principal executive offices)

Copy to:

Ethan Shen

Chief Executive Officer

12F., No. 3, Xingnan St.,
Nangang Dist.,
Taipei City 115001, Taiwan
+(886) 2382-0330

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	YDES	The Nasdaq Stock Market LLC
Warrants, each exercisable to purchase one ordinary share at an exercise price of $11.50 per share	YDESW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 5, 2025: the issuer had 70,521,359 ordinary shares, par value $0.0001 per share, and 16,925,000 warrants outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

Unless the context otherwise requires, (i) following the Closing (as defined below), references to “we,” “us,” “our,” “Pubco,” and the “Company” refer to YD Bio Limited, a Cayman Islands exempted company, and its consolidated subsidiaries, (ii) prior to the Closing, references to “Breeze,” refer to Breeze Holdings Acquisition Corporation, (iii) prior to the Closing, references to “YD Biopharma” refer to YD Biopharma Limited, a Cayman Islands exempted company, and (iv) references to the “Board” refer to the board of directors of the Company. During the closing Breeze Holdings Acquisition Corporation and YD Biopharma Limited were merged with subsidiaries of YD Bio Limited.

Overview of the Transaction

On August 28, 2025 (the “Closing Date”), YD Bio Limited, a Cayman Islands exempted company, formerly known as Breeze Holdings Acquisition Corporation (the “Company”), consummated its previously announced business combination (the “Business Combination”) with YD Biopharma Limited, a Cayman Islands exempted company (“YD Biopharma”), pursuant to that certain Merger Agreement and Plan of Reorganization, dated as of November 24, 2024 (as the same has been amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), between the Company, YD Biopharma, Breeze Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Parent Merger Sub”), and BH Biopharma Merger Sub Limited, a Cayman Islands exempted company and a direct, wholly-owned subsidiary of the Company (“Company Merger Sub” collectively, the “Parties”). The consummation of the Business Combination involved the merger of Breeze Merger Sub with and into Breeze (the “Breeze Merger,” and the time at which the Breeze Merger became effective, the “Breeze Merger Effective Time”), pursuant to which, at the closing of the transactions contemplated by the Merger Agreement, the separate corporate existence of Breeze Merger Sub ceased, with Breeze as the surviving corporation becoming a wholly-owned subsidiary of the Company, and the merger of Company Merger Sub with and into YD Biopharma (the “Company Merger,” and the time at which the Company Merger became effective, the “Company Merger Effective Time”), pursuant to which, at the closing of the transactions contemplated by the Merger Agreement, the separate corporate existence of Company Merger Sub ceased, with YD Biopharma as the surviving corporation becoming a wholly-owned subsidiary of the Company pursuant to the terms of the Merger Agreement and in accordance with the Companies Act. As a result of the Business Combination, the Company owns 100% of the outstanding ordinary shares of YD Biopharma and ordinary shares, warrants, and rights of Breeze.

Conversion of Securities and Merger Consideration

In accordance with the terms and subject to the conditions of the Merger Agreement, at the Breeze Merger Effective Time, (a) each share of Breeze common stock, par value $0.0001 per share (“Breeze Common Stock”) outstanding immediately prior to the Breeze Merger Effective Time that had not been redeemed, was not owned by Breeze or any of its direct or indirect subsidiaries as treasury shares, and was not a Dissenting Parent Share automatically converted into one ordinary share of Pubco (each, a “Pubco Ordinary Share”), (b) each Breeze Warrant automatically converted into one warrant to purchase a Pubco Ordinary Share (each, a “Pubco Warrant”) on substantially the same terms and conditions; and (c) each Breeze Right automatically converted into the number of Pubco Ordinary Shares that would have been received by the holder of such Breeze Right if it had been converted upon the consummation of a business combination in accordance with Breeze’s organizational documents.

In accordance with the terms and subject to the conditions of the Merger Agreement, at the Company Merger Effective Time, each issued and outstanding ordinary share of YD Biopharma (“YD Biopharma Ordinary Shares”) were cancelled and converted into a number of Pubco Ordinary Shares based on that Exchange Ratio described below. The Exchange Ratio was equal to (i) $647,304,110, divided by (ii) the number of fully-diluted shares of YD Biopharma Ordinary Shares outstanding as of the Closing, further divided by (iii) an assumed value of Pubco Ordinary Shares of $10.00 per share (the “Exchange Ratio”).

The material terms and conditions of the Merger Agreement are described in greater detail in the Company’s definitive proxy statement/prospectus (as amended and supplemented, the “Proxy Statement/Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (the “Securities Act”), on November 25, 2024, in the section entitled “Proposal No. 1 - The Business Combination Proposal” beginning on page 197 of the Proxy Statement, which information is incorporated herein by reference.

The foregoing description of the Merger Agreement is a summary only and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 4.1, which is incorporated herein by reference.

PIPE Investment

On March 3, 2025, YD Bio Limited entered into Subscription Agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and YD Bio has agreed to issue and sell to the PIPE Investors, an aggregate of 1,650,000 Pubco Ordinary Shares, par value $0.0001 per share, at a purchase price of $8.00 per share, for an aggregate purchase price of $13.2 million (the “PIPE Financing”). The offer and sale of the Pubco Ordinary Shares issued in the PIPE Financing pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. YD Bio granted the PIPE Investors certain registration rights in connection with the PIPE Financing.

No placement agents or advisors were engaged to support the fundraising process, and no formal marketing process was initiated. The proceeds from the PIPE Financing shall be used for general corporate working capital purposes; provided that the proceeds shall not be utilized to fund any officer, employee or director bonuses or any distributions to shareholders. The PIPE Financing was approved by Pubco’s, YD Biopharma’s, and Breeze’s Board of Directors, and by Nasdaq, and is governed by and construed in conformance with the laws of the state of Delaware. The PIPE Financing was consummated immediately prior to the Breeze Merger Effective Time.

The foregoing description of the Subscription Agreements is a summary only and is qualified in its entirety by the full text of the form of Subscription Agreement, a copy of which is attached hereto as Exhibit 4.13 and is incorporated herein by reference.

Material Agreements

Shareholder Support Agreement

On September 24, 2024, Breeze, YD Biopharma, Pubco and certain YD Biopharma Equity Holders representing approximately 83.95% of the issued and outstanding shares of YD Biopharma executed the Shareholder Support Agreement, pursuant to which, among other things, such YD Biopharma Equity Holders:

●	agreed to vote in favor of the adoption of the Merger Agreement and approve the Merger and the other Transactions to which YD Biopharma is a party;

●	agreed to waive any appraisal or similar rights they may have pursuant to the Companies Act with respect to the Merger and the other Transactions;

●	agreed to vote against any other matter, action, agreement, transaction or proposal that would reasonably be expected to result in (a) a breach of any of YD Biopharma’s representations, warranties, covenants, agreements or obligations under the Merger Agreement or (b) any of the mutual or Breeze or Merger Sub conditions to the Closing in the Merger Agreement not being satisfied; and

●	agreed not to sell, assign, transfer or pledge any of their YD Biopharma Ordinary Shares (or enter into any arrangement with respect thereto) after the execution of the Merger Agreement and prior to the Closing Date, subject to certain customary conditions and exceptions.

The foregoing description of the Shareholder Support Agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 4.4 hereto and incorporated herein by reference.

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, Breeze, YD Biopharma, Pubco and the Breeze Initial Stockholders executed the Sponsor Support Agreement, pursuant to which, among other things, the Breeze Initial Stockholders:

●	agreed to vote all of their shares of Breeze Common Stock in favor of the Breeze Proposals, including the adoption of the Merger Agreement and the approval of the Transactions;

●	agreed to vote against any other matter, action, agreement, transaction or proposal that would reasonably be expected to result in (a) a breach of any of Breeze’s or Merger Sub’s representations, warranties, covenants, agreements or obligations under the Merger Agreement or (b) any of the mutual or YD Biopharma conditions to the Closing in the Merger Agreement not being satisfied;

●	(a) waived, subject to and conditioned upon the Closing and to the fullest extent permitted by applicable law and the Breeze organizational documents, and (b) agreed not to assert or perfect, any rights to adjustment or other anti-dilution protections to which such Breeze Initial Stockholder may be entitled in connection with the Merger or the other Transactions;

●	agreed to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable laws to consummate the Merger and the other Transactions on the terms and subject to the conditions set forth in the Merger Agreement prior to any valid termination of the Merger Agreement;

●	agreed not to transfer or pledge any of their shares of Breeze Common Stock, or enter into any arrangement with respect thereto, after the execution of the Merger Agreement and prior to the Closing Date, subject to certain customary conditions and exceptions; and

●	waived their rights to redeem any of their shares of Breeze Common Stock in connection with the approval of the Breeze Proposals.

Additionally, the Sponsor has agreed to:

●	assume and pay all Legacy Breeze Transaction Expenses in full and indemnify Breeze, YD Biopharma and their respective subsidiaries from any and all liabilities related thereto, and to not sell or transfer any of its shares of Breeze Common Stock or distribute any of its assets unless and until such time as it has assumed and paid in full all Legacy Breeze Transaction Expenses.

The foregoing description of the Sponsor Support Agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 4.3 hereto and incorporated herein by reference.

Lock-Up Agreement

On September 24, 2024, Breeze, YD Biopharma, Pubco, the Breeze Initial Stockholders and certain YD Biopharma Equity Holders entered into a lock-up agreement (the “Lock-Up Agreement”), pursuant to which the Breeze Initial Stockholders and such YD Biopharma Equity Holders have agreed, among other things, to refrain from selling or transferring their Pubco Ordinary Shares for a period of eight months following the Closing, subject to early release (a) of 10% of their Pubco Ordinary Shares if the daily volume weighted average closing sale price of Pubco Ordinary Shares quoted on the Nasdaq for any 20 trading days within any 30 consecutive trading day period exceeds $12.50 per share, (b) of an additional 10% of their Pubco Ordinary Shares if the daily volume weighted average closing sale price of Pubco Ordinary Shares quoted on the Nasdaq for any 20 trading days within any 30 consecutive trading day period exceeds $15.00 per share; (c) of all of their Pubco Ordinary Shares upon the occurrence of a Subsequent Transaction; and (d) upon the determination of the Pubco board of directors (including a majority of the independent directors) following the six month anniversary of the Closing Date.

The foregoing description of the Lock-Up Agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 4.5 hereto and incorporated herein by reference.

Registration Rights Agreement

On June 23, 2025, Breeze, the Breeze Initial Stockholders, certain YD Biopharma Equity Holders and Pubco entered into a Third Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, Pubco will be obligated to file a registration statement to register the resale of certain securities of Pubco held by the Breeze Initial Stockholders and certain YD Biopharma Equity Holders after the Closing. The Registration Rights Agreement also provides the Breeze Initial Stockholders and certain YD Biopharma Equity Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Company issued the Ordinary Shares pursuant to the exemption from the registration requirements of the Securities Act available under Section 4(a)(2).

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 4.6 hereto and incorporated herein by reference.

Pubco Ordinary Shares and Pubco Warrants are traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “YDES” and “YDESW”, respectively.

Except as otherwise indicated or required by context, references in this Registration Statement on Form 20-F (this “Form 20-F”) to “we”, “us”, “our”, “Pubco” or the “Company” refer to YD Bio Limited, a Cayman Islands exempted company.

Issuance of Additional Securities at Closing

At the Closing, 251,250 ordinary shares were issued to I-Bankers Securities, Inc. in lieu of $2,512,500 due to I-Bankers Securities, Inc. pursuant to the business combination marketing agreement between the Company and Breeze Holdings Acquisition Corp. executed in connection with the initial public offering of Breeze Holdings Acquisition Corp.

v

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to, among others, our plans, objectives and expectations for our business, operations and financial performance and condition, and can be identified by terminology such as “may”, “should”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and similar expressions that do not relate solely to historical matters. Forward-looking statements are based on management’s belief and assumptions and on information currently available to management. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements.

Forward-looking statements in this Form 20-F and in any document incorporated by reference in this Form 20-F may include, but are not limited to, statements about:

●	the ability of Pubco to realize the benefits expected from the Business Combination and to maintain the listing of the Pubco Ordinary Shares and Warrants on Nasdaq;

●	Pubco’s financial performance following the Business Combination;

●	changes in Pubco’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	Pubco’s strategic advantages and the impact those advantages will have on future financial and operational results;

●	expansion plans and opportunities;

●	Pubco’s ability to grow its business in a cost-effective manner;

●	the implementation, market acceptance and success of Pubco’s business model;

●	developments and projections relating to Pubco’s competitors and industry;

●	Pubco’s approach and goals with respect to technology;

●	Pubco’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	the impact of COVID-19 or other pandemics on Pubco’s business;

●	changes in applicable laws or regulations; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section of the proxy statement/prospectus (the “Proxy Statement/Prospectus”) forming a part of the Registration Statement filed in connection with the Business Combination, which section is incorporated herein by reference. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Form 20-F. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Form 20-F or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the SEC after the date of this Form 20-F.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward-looking statements contained in this Form 20-F and any subsequent written or oral forward-looking statements that may be issued by the Company or persons acting on its behalf.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco Following the Business Combination” and is incorporated herein by reference.

The business address for each of the directors and executive officers of the Company is 12F., No. 3, Xingnan St., Nangang Dist., Taipei City 115001, Taiwan.

B. Advisers

ArentFox Schiff LLP, Washington, D.C., acted as U.S. securities counsel for the Company and will continue to act as U.S. securities counsel to the Company following the completion of the Business Combination. ArentFox Schiff LLP’s business address is 1717 K Street NW, Washington, DC 20006.

Ogier acted as counsel for the Company with respect to Cayman Islands legal matters and will continue to act as counsel for the Company with respect to Cayman Islands legal matters following the completion of the Business Combination. Ogier’s business address is 11th Floor, Central Tower, 28 Queen's Road Central, Central, Hong Kong.

C. Auditors

The consolidated financial statements of YD Bio Limited as of December 31, 2024 and for the period from February 6, 2024 (inception) through December 31, 2024 appearing in this Form 20-F, have been audited by CBIZ CPAs P.C. (“CBIZ CPAs”), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this Form 20-F, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing. The headquarters of CBIZ CPAs is located at 5 Bryant Park, 1065 Avenue of the Americas, New York, NY 10018.

On April 2, 2025, YD Bio Limited was notified by Marcum LLP (“Marcum”) that Marcum resigned as the Company’s independent registered accounting firm. On November 1, 2024, CBIZ CPAs acquired the attest business of Marcum. On April 2, 2025, following the approval of the Audit Committee of the YD Bio Limited Board of Directors, CBIZ CPAs was engaged, effective immediately, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.

The consolidated financial statements of YD Biopharma Limited as of December 31, 2024, and for the years ended December 31, 2024 and 2023, appearing in this Form 20-F, have been audited by ARK Pro CPA & Co, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. ARK Pro CPA & Co’s business address is Unit 1602-03, 16/F., Stelux House, 698 Prince Edward Road East, San Po Kong, Kowloon, Hong Kong.

The consolidated financial statements of Breeze Holdings Acquisition Corp. as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023, appearing in this Form 20-F, have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved.]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma condensed combined basis as of December 31, 2024, after giving effect to the Business Combination and the agreements as described above:

As of December 31, 2024 (in thousands)	Pro Forma Combined
Cash and cash equivalents	$12,467

Equity:
Pubco ordinary shares	7
Additional paid-in capital	16,630
Accumulated deficit	(4,961)
Accumulated other comprehensive income	45
Total Shareholders’ Equity:	11,721
Debt:
Long-term borrowings	-
Total capitalization	$15,717

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of the Company are described in the Proxy Statement/Prospectus under the section titled “Risk Factors”, which is incorporated herein by reference.

Pubco may not have sufficient funds to develop its projects, service our expenses and other liquidity needs and may require additional capital, and our independent registered public accountants and management have determined that there is substantial doubt as to YD Bio’s ability to continue as a going concern.

Following the business combination, Pubco may not have sufficient funds to develop our projects, service our expenses and other liquidity needs and may require additional capital, and our independent registered public accountants and management have determined that there is substantial doubt as to our ability to continue as a going concern. There can be no assurance that Pubco will be able to timely secure such additional funding on acceptable terms and conditions, or at all. If we cannot obtain sufficient capital, Pubco will not have sufficient cash and liquidity to finance our operations, develop its projects and make required payments and may need to substantially alter, or possibly even discontinue, its operations. Pubco plans to continue to seek opportunities for raising additional funds through potential alternatives, which may include, among other things, the issuance of equity, equity-linked, and/or debt securities, debt financings or other capital sources and/or strategic transactions. However, Pubco may not be successful in securing additional financing on a timely basis, on acceptable terms and conditions, or at all. In addition, substantial doubt regarding our ability to continue as a going concern may cause investors or other financing sources to be unwilling to provide funding to us on commercially reasonable terms, if at all. If sufficient funds are not available on a timely basis and on acceptable terms, Pubco may have to delay, revise or reduce the scope of some of its business activities, including project development and related operating expenses, which would adversely affect its business prospects and its ability to continue its operations and would have a negative impact on its financial condition and ability to pursue its business strategies. If Pubco is ultimately unable to continue as a going concern, Pubco may have to seek the protection of bankruptcy laws or liquidate our assets and may receive less than the value at which those assets are carried on our audited financial statements, and it is possible that its shareholders will lose all or a part of their investment.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company is a Cayman Islands exempted company. The mailing address of the Company is 12F., No. 3, Xingnan St., Nangang Dist., Taipei City 115001, Taiwan. See “Explanatory Note” in this Form 20-F for additional information regarding the Company and the BCA. Certain additional information about the Company is included in the Proxy Statement/Prospectus under the section titled “Information About Pubco” and “Information About YD Biopharma” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “The Business Combination,” which is incorporated herein by reference.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Pubco Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is www.udn-pharm.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Form 20-F.

B. Business Overview

Information regarding the business of the Company is included in the Proxy Statement/Prospectus under the sections titled “Information About YD Biopharma,” “Information About Pubco,” and “YD Biopharma’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

C. Organizational Structure

The following diagram reflects the ownership of the Company on a fully-diluted basis immediately following the consummation of the Business Combination.

D. Property, Plants and Equipment

Information regarding the leased property of the Company is included in the Proxy Statement/Prospectus under the section titled “Information About YD Biopharma”, which is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Information regarding the discussion and analysis of the financial condition and results of operations of YD Biopharma Limited is included in the Proxy Statement/Prospectus under “YD Biopharma’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco Following the Business Combination” and is incorporated herein by reference.

In addition, upon the closing of the Business Combination, the following individuals were appointed as directors of the Company:

Michaela Griggs, Independent Director. Ms. Griggs is a senior executive with over 25 years of experience in healthcare, medical aesthetics, and consumer products across the U.S. and international markets, with a focus on driving growth and operational excellence in both Fortune 500 and private equity-backed companies. From 2023 to 2025, Ms. Griggs served as Chief Aesthetics Officer and Head of Marketing at Forefront Dermatology, where she was responsible for developing and executing strategy, structure, and product initiatives for a network of over 250 clinics in 30 states. In this role, she grew the Medical Aesthetics business group by 26%, integrated four new plastic surgery acquisitions, and delivered an incremental $30 million in revenue. From 2020 to 2022, Ms. Griggs served as Chief Executive Officer at Southern California Reproductive Center, a private equity-owned chain of fertility clinics, where she profitably grew sales by 18%, increased EBITDA by 11%, expanded the clinical footprint, and led the organization through the COVID-19 pandemic. Ms. Griggs is currently a director at Materna Medical and previously served on the boards of Guardion Health Sciences, Inc. (NASDAQ: GHSI) and SOOVU (formerly CareWave). Ms. Griggs holds an MBA from the University of Wales, and a Diploma of British Orthoptics from Sheffield & Leeds University. We believe Ms. Griggs is qualified to serve on our board of directors due to her extensive executive leadership and board governance experience in the healthcare and medical aesthetics sectors.

Jan Hall, Independent Director. Ms. Hall is a senior executive with over 25 years of business experience across multiple product categories in the U.S, and international markets in leading consumer packaged goods (CPG) corporations including Johnson & Johnson, The Coca-Cola Company, GSK, Cadbury Schweppes, The Wonderful Company, and small to mid-size, family-owned and private equity-backed entrepreneurial companies with a focus on health, wellness, and sustainability. From June 2023 to October 2024, Ms. Hall served as President and Chief Executive Officer at Guardion Health Sciences, Inc. (Nasdaq: GHSI), where she was responsible for leading the growth of the company’s science-based, clinically supported products designed to meet the health needs of consumers, healthcare professionals, and their patients. From February 2018 to October 2022, Ms. Hall served as Chief Executive Officer at M2 Ingredients, Inc., a private equity-owned vertically integrated company with an FDA registered controlled environment facility that grows, processes and packages functional mushrooms into single species and curated blends of bulk specialty powders and Om branded mushroom superfood products, where she was responsible for leading the turnaround and growth of the company. Ms. Hall is currently a director at Guardion Health Sciences, Inc. and Fieldless Farms, Inc., and has more than 15 years of experience serving on boards. Ms. Hall graduated from Leeds University, England, with a degree in Political Science. We believe Ms. Hall is qualified to serve on our board of directors due to her extensive executive leadership and regulatory experience.

Joseph Tseng, Independent Director. From 1983 to 2022, Mr. Tseng served as owner and consultant at Joseph Tseng, CPA, a CPA firm he founded in 1983. Mr. Tseng also served as a Partner of Tseng, Hsu, Lan & Lin LLP from 2015 to 2017, and as Managing Partner of Tseng & Lee LLP from 1983 to 2015. Mr. Tseng has over 40 years of experience advising public and private companies on internal auditing, banking, corporate governance, and forensic accounting services. Mr. Tseng is currently a director at CTBC Bank Corp. (USA), and a licensed certified public accountant (CPA) in California. In addition, Mr. Tseng has served as a director and part-time CFO for a number of high-tech and internet start-ups where he was responsible for fundraising, valuation analysis, accounting and internal control system set-up, budgeting, and tax consulting services. Mr. Tseng graduated from University of Hawaii with a bachelor’s degree in accounting. Mr. Tseng also holds a Master of Business Administration in accounting from Chaminade University of Honolulu. We believe Mr. Tseng is qualified to serve on our board of directors due to his extensive professional experience advising private and public companies.

B. Compensation

Information regarding the compensation of the directors and executive officers of YD Bio, including a summary of the YD Bio equity incentive plan that is administered by the YD Bio board, is included in the Proxy Statement/Prospectus under the sections titled “Proposal No. 4—The Incentive Plan Proposal” and “Other Agreements Related to the Business Combination” are incorporated herein by reference.

C. Board Practices

Information regarding the board of directors of the Company subsequent to the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of Pubco Following the Business Combination” and is incorporated herein by reference.

D. Employees

As of September 3, 2025, we employed 11 full-time employees and 1 part-time employee. A breakdown of the full-time employees is as follows: 2 are employed in the marketing department; 1 is employed in research and development; 1 is employed in procurement; 1 is employed in human resources; and 2 are employed in the administration department. We also employ a Chief Executive Officer, Chief Financial Officer, and Chief Medical Officer. All employees work in Taiwan. We have never had a work stoppage, and none of our employees are represented by a labor organization or under any collective bargaining arrangements. We consider our employee relations to be good.

E. Share Ownership

Information regarding the ownership of the Post-Closing Pubco Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Form 20-F.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table shows the beneficial ownership of Pubco Ordinary Shares following the consummation of the Business Combination by:

●	each person known to Pubco who will beneficially own more than 5% of the Pubco Ordinary Shares issued and outstanding immediately after the consummation of the Business Combination;

●	each person who will become an executive officer or a director of Pubco upon consummation of the Business Combination;

●	all of the executive officers and directors of Pubco as a group upon consummation of the Business Combination; and

●	Breeze Sponsor, LLC.

Except as otherwise noted herein, the number and percentage of Pubco Ordinary Shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Pubco Ordinary Shares as to which the holder has sole or shared voting power or investment power and also any Pubco Ordinary Shares which the holder has the right to acquire within 60 days of September 5, 2025 through the exercise of any option, warrant or any other right.

The expected beneficial ownership of Pubco Ordinary Shares immediately following the Closing has been determined based upon the Capitalization Assumptions.

Unless otherwise noted, the business address of each beneficial owner is c/o YD Biopharma Limited, 12F., No. 3, Xingnan St., Nangang Dist., Taipei City 115001, Taiwan. In the table below, percentage ownership is based on 70,521,359 Pubco Ordinary Shares outstanding as of September 5, 2025 based on the Capitalization Assumptions:

	Post-Business Combination
Name of Beneficial Owner(1)	Number		Percentage (6)
Ethan Shen, Ph.D.	54,345,011	(2)	77.1%
Edmund Hen	—		*
Benjamin Zhang, M.D.	30,141		*
May Tsai	—		*
Michaela Griggs	—		*
Jan Hall	—		*
Joseph Tseng	—		*
J. Douglas Ramsey, Ph.D.(3)	2,415,000		3.4%
Albert McLelland(3)	40,000	(7)	*
All directors and executive officers as a group (9 individuals)	56,830,152		80.6%
YD Biopharma Holding Limited(4)	43,120,858		61.2%
EG BioMed(5)	11,224,153		16.0%
Breeze Sponsor, LLC	2,415,000	(7)	3.4%

*	Less than one percent

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o YD Biopharma Limited, 12F., No. 3, Xingnan St., Nangang Dist., Taipei City 115001, Taiwan.

(2)	Includes 43,120,858 Pubco Ordinary Shares held by YD Biopharma Holding Limited as of closing and 11,224,153 Pubco Ordinary Shares owned by EG BioMed as of closing.

(3)	Includes 2,415,000 shares owned by Breeze Sponsor, LLC as of closing. Dr. Ramsey is a Manager of Breeze Sponsor, LLC. The business address of this individual is c/o Breeze Holdings Acquisition Corp., 955 W. John Carpenter Fwy., Suite 100-929, Irving, TX 75039.

(4)	Dr. Shen is the beneficial owner of all of the equity interests issued by YD Biopharma Holding Limited. In addition, Dr. Shen owns an approximately 45.3% equity interest in EG BioMed.

(5)	Dr. Shen owns an approximately 45.3% equity interest in EG BioMed. In addition, Dr. Shen is the chairman of EG BioMed’s board of directors and is deemed to have voting and dispositive power over the Pubco Ordinary Shares to be held by EG BioMed as of closing. The business address of EG BioMed is 15 F.-5, No. 508, Sec. 7, Zhongxiao E. Rd., Nangang Dist., Taipei City 115011, Taiwan (R.O.C.). In addition, Dr. Shen owns an approximately 45.3% equity interest in EG BioMed.

(6)	Denominator for calculation includes 251,250 Pubco Ordinary Shares issued to i-Bankers Securities, Inc. pursuant to the Business Combination Marketing Agreement as reflected in the transaction costs.
(7)	Reflects 60,000 Pubco Ordinary Shares committed by Breeze Sponsor to the former Breeze independent directors issued after the completion of the Business Combination.

B. Related Person Transactions

Information regarding certain related person transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Person Transactions — YD Biopharma’s Relationships and Related Party Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

None.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See Item 18 of this Form 20-F for consolidated financial statements and other financial information.

B. Significant Changes

A discussion of significant changes since December 31, 2024 is provided under Item 4 of this Form 20-F and is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Pubco Ordinary Shares and Pubco Warrants

Pubco Ordinary Shares and Pubco Warrants are listed on Nasdaq under the symbols “YDES” and “YDESW”, respectively. Holders of the Pubco Ordinary Shares and Pubco Warrants should obtain current market quotations for their securities.

Lock-ups

Information regarding the lock-up restrictions applicable to the Pubco Ordinary Shares is included in the Proxy Statement/Prospectus under the sections titled “Certain Agreements Related to the Business Combination” and “Other Agreements Related to the Business Combination” and are incorporated herein by reference.

Warrants

Upon the completion of the Business Combination, there were 16,925,000 Pubco Warrants outstanding. The Warrants, which entitle the holder to purchase one Pubco Ordinary Share at an exercise price of $11.50 per share, will become exercisable 30 days after the completion of the Business Combination. The Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

B. Plan of Distribution

Not applicable.

C. Markets

The Pubco Ordinary Shares and Warrants are listed on Nasdaq under the symbols YDES and YDESW, respectively. There can be no assurance that the Ordinary Shares and/or Warrants will remain listed on Nasdaq.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The authorized share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each. As of September 4, 2025, and subsequent to the Business Combination closing, there are 70,521,359 Ordinary Shares outstanding and 16,925,000 Warrants outstanding.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco’s Securities” and is incorporated herein by reference.

B. Amended and Restated Memorandum of Association

Information regarding certain material provisions of the Second Amended and Restated Memorandum of Association is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco’s Securities” and a copy of the Company’s Second Amended and Restated Memorandum of Association is attached herein as Exhibit 1.1.

C. Material Contracts

Except as described above under the heading “Explanatory Note”, information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “Certain Agreements Related to the Business Combination” and “Other Agreements Related to the Business Combination” and are incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by Pubco, or that may affect the remittance of dividends, interest, or other payments by Pubco to non-resident holders of its Post-Closing Pubco Ordinary Shares. There is no limitation imposed by the Companies Act or in the Second Amended and Restated Memorandum of Association on the right of non-residents to hold or vote shares.

E. Taxation

Information regarding certain tax consequences of owning and disposing of Pubco Ordinary Shares and Pubco Warrants is included in the Proxy Statement/Prospectus under the sections titled “Material U.S Federal Income Tax Considerations” and “Cayman Islands Taxation” and are incorporated herein by reference.

F. Dividends and Paying Agents

Pubco has not paid any dividends to its shareholders. Following the completion of the Business Combination, Pubco’s board of directors will consider whether or not to institute a dividend policy. The determination to pay dividends will depend on many factors, including, among others, Pubco’s financial condition, current and anticipated cash requirements, contractual restrictions and financing agreement covenants, solvency tests imposed by applicable corporate law and other factors that Pubco’s board of directors may deem relevant.

G. Statement by Experts

The consolidated financial statements of YD Bio Limited as of December 31, 2024 and for the period from February 6, 2024 (inception) through December 31, 2024, appearing in this Form 20-F, have been audited by CBIZ CPAs P.C., an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

On April 2, 2025, YD Bio Limited was notified by Marcum LLP (“Marcum”) that Marcum resigned as the Company’s independent registered accounting firm. On November 1, 2024, CBIZ CPAs acquired the attest business of Marcum. On April 2, 2025, following the approval of the Audit Committee of the YD Bio Limited Board of Directors, CBIZ CPAs was engaged, effective immediately, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.

The consolidated financial statements of YD Biopharma Limited as of December 31, 2024, and for the years ended December 31, 2024 and 2023, appearing in this Form 20-F, have been audited by ARK Pro CPA & Co, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Breeze Holdings Acquisition Corp. as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023, appearing in this Form 20-F, have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.udn-pharm.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Form 20-F.

I. Subsidiary Information

Information regarding our subsidiaries is set forth on Exhibit 8.1 hereto, which is incorporated herein by reference.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under “YD Biopharma’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” which is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Warrants

Public Shareholders’ Warrants

Each warrant entitles the registered holder to purchase one ordinary share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the Closing Date, and only whole warrants are exercisable. The warrants will expire five years after the Closing Date, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable for cash, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon exercise of the public warrants is not effective within a specified period following the consummation of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

We have agreed that as soon as practicable, but in no event later than 15 business days, after the Closing Date, we will use our reasonable best efforts to file, and within 60 business days after the closing of our initial business combination, to have declared effective, a registration statement relating to the ordinary shares issuable upon exercise of the warrants and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if our ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our best efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, we may call the warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

●	if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date we send to the notice of redemption to the warrant holders.

We may not redeem the warrants when a holder may not exercise such warrants.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price (for whole shares) after the redemption notice is issued.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of ordinary shares issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of ordinary shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, our sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person and any of its affiliates or any other person subject to aggregation with such person for purposes of the “beneficial ownership” test under Section 13 of the Exchange Act, or any “group” (within the meaning of Section 13 of the Exchange Act) of which such person is or may be deemed to be a part, would beneficially own (within the meaning of Section 13 of the Exchange Act) (or to the extent that for any reason the equivalent calculation under Section 16 of the Exchange Act and the rules and regulations thereunder would result in a higher ownership percentage, such higher percentage would be) in excess of 9.8% (or such other amount as a holder may specify) of the ordinary shares outstanding immediately after giving effect to such exercise.

If the number of outstanding ordinary shares is increased by a stock dividend payable in ordinary shares, or by a split-up of ordinary shares or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering to holders of ordinary shares entitling holders to purchase ordinary shares at a price less than the fair market value will be deemed a stock dividend of a number of ordinary shares equal to the product of (i) the number of ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for ordinary shares) multiplied by (ii) one (1) minus the quotient of (x) the price per ordinary share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for ordinary shares, in determining the price payable for ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of ordinary shares on account of such ordinary shares (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of ordinary shares in connection with a proposed initial business combination, (d) as a result of the repurchase of ordinary shares by the company if the proposed initial business combination is presented to the shareholders of the company for approval, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each ordinary share in respect of such event.

If the number of outstanding shares of our ordinary shares is decreased by a consolidation, combination, reverse stock split or reclassification of ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of ordinary shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding ordinary shares.

Whenever the number of ordinary shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of ordinary shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of ordinary shares so purchasable immediately thereafter.

In addition, if (x) we issue additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our initial shareholders or their affiliates, without taking into account any founder shares held by our initial shareholders or such affiliates, as applicable, prior to such issuance), (the “Newly Issued Price”) (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our ordinary shares during the 20 trading day period starting on the trading day after the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding ordinary shares (other than those described above or that solely affects the par value of such ordinary shares ), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding ordinary shares ), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by shareholders of the company as provided for in the company’s amended and restated certificate of incorporation or as a result of the repurchase of ordinary shares by the company if a proposed initial business combination is presented to the shareholders of the company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding ordinary shares, the holder of a warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the ordinary shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement.

The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which is filed as an Exhibit 2.1 to this Form 20-F, for a complete description of the terms and conditions applicable to the warrants. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of ordinary shares to be issued to the warrant holder.

Private Placement Warrants

The private placement warrants (including the ordinary shares issuable upon exercise of the private placement warrants) will (with limited exceptions) not be transferable, assignable or salable until 30 days after the Closing Date and they will not be redeemable by us so long as they are held by the original holders or their permitted transferees. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants being sold as part of the public units. If the private placement warrants are held by holders other than the original holders or their permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units being sold in our IPO.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors — Our warrant agreement and rights agreement will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants or rights, which could limit the ability of warrant or right holders to obtain a favorable judicial forum for disputes with our company.” This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

PART II

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Information regarding the impact of the Business Combination on the rights of Breeze’s security holders is included in the Proxy Statement/Prospectus under the section titled “Description of Pubco’s Securities” which is incorporated herein by reference.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 2, 2025, YD Bio Limited was notified by Marcum LLP (“Marcum”) that Marcum resigned as the Company’s independent registered accounting firm. On November 1, 2024, CBIZ CPAs acquired the attest business of Marcum. On April 2, 2025, following the approval of the Audit Committee of the YD Bio Limited Board of Directors, CBIZ CPAs was engaged, effective immediately, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Registration Statement on Form 20-F.

The unaudited pro forma condensed combined and consolidated financial statements of YD Bio Limited, YD Biopharma Limited, and Breeze Holdings Acquisition Corp are attached as Exhibit 15.1 and incorporated herein by reference.

YD BIO LIMITED

YD BIOPHARMA LIMITED AND SUBSIDIARY

BREEZE HOLDINGS ACQUISITION CORP.

ITEM 19. EXHIBITS

Exhibit Number	Description
1.1*	Second Amended and Restated Memorandum and Articles of Association of YD Bio Limited, dated August 26, 2025.

2.1	Warrant Agreement, dated November 23, 2020, by and between Breeze Holdings Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of Breeze’s Current Report on Form 8-K, filed with the SEC on November 23, 2020).

2.2*	Specimen Pubco Ordinary Shares Certificate.

2.3*	Specimen Pubco Warrant Certificate.

4.1	Merger Agreement and Plan of Reorganization, dated September 24, 2024, by and among Breeze Holdings Acquisition Corp., BH Biopharma Merger Sub Limited, and YD Biopharma Limited (incorporated by reference to Annex A to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).

4.2	Amendment No. 1 to Merger Agreement and Plan of Reorganization, dated May 30, 2025 (incorporated by reference to Annex A to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).

4.3	Sponsor Support Agreement, dated September 24, 2024, by and among Breeze Holdings Acquisition Corp., YD Biopharma Limited and the Breeze Initial Stockholders (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).

4.4	Company Support Agreement, dated September 24, 2024, by and among Breeze Holdings Acquisition Corp., YD Biopharma Limited and certain YD Biopharma Equity Holders (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).

4.5	Lock-Up Agreement, dated September 24, 2024, by and among Breeze Holdings Acquisition Corp., YD Biopharma Limited, the Breeze Initial Stockholders and certain YD Biopharma Equity Holders (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).

4.6	Third Amended and Restated Registration Rights Agreement, dated June 23, 2025, by and among Breeze Holdings Acquisition Corp., the Breeze Initial Stockholders and certain YD Biopharma Equity Holders (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).

4.7	Master Services Agreement, dated January 1, 2024, by and between Alcon Services AG, Taiwan Branch (Switzerland) and Yong Ding Biopharm Co., Ltd. (previously filed as Exhibit 10.16 to Amendment 4 to this Registration Statement) (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).

4.8	Patent Licensing and Technology Transfer Agreement, dated June 25, 2024, by and between EG BioMed Co., LTD and Yong Ding Biopharm Co., Ltd (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).

4.9	Supplemental Agreement, dated September 30, 2024, by and between EG BioMed Co., LTD and Yong Ding Biopharm Co., Ltd (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).

4.10	Exclusive Licensing Agreement, dated June 19, 2024, by and between 3D Global Biotech Inc. and Yong Ding Biopharm Co, Ltd (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).

4.11	Supplemental Agreement, dated June 28, 2024, by and between 3D Global Biotech Inc. and Yong Ding Biopharm Co, Ltd (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).

4.12	Main Service Agreement, dated May 31, 2023, by and between Novartis (Taiwan) Co., Ltd. and Yong Ding Biopharm Co., Ltd (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).

4.13	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form F-4 (File No. 333-283428) filed with the SEC on July 16, 2025).

4.14*	Form of Director and Officer Indemnification Agreement.

4.15*	Form of Independent Director Agreement.

8.1*	List of Subsidiaries.

15.1*	Unaudited Pro Forma Condensed Combined and Consolidated Financial Statements of YD Bio Limited, YD Biopharma Limited, and Breeze Holdings Acquisition Corp.

15.2*	Consent of CBIZ CPAs P.C., independent registered public accounting firm for YD Bio Limited

15.3*	Consent of Marcum LLP, independent registered public accounting firm for Breeze Holdings Acquisition Corp.

15.4*	Consent of ARK Pro CPA & Co., independent registered accounting firm for YD Biopharma Limited

15.5*	Consent of ArentFox Schiff LLP

15.6*	Consent of Ogier

15.7*	Investor Presentation Deck

*	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

YD BIO LIMITED

September 5, 2025	By:	/s/ Ethan Shen
		Name:	Ethan Shen
		Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of
YD Bio Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of YD Bio Limited (the “Company”) as of December 31, 2024, the related consolidated statements of operations, shareholder’s deficit and cash flows for the period from February 6, 2024 (inception) through December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from February 6, 2024 (inception) through December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has not commenced operations and will need to raise additional funds to meet its future obligations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Company’s auditor since 2024.

New York, NY
April 30, 2025

YD BIO LIMITED
CONSOLIDATED BALANCE SHEET

December 31, 2024
ASSETS
Receivable from shareholder	$0
Total current assets	0
Total assets	$0

LIABILITIES AND SHAREHOLDER’S DEFICIT
Due to related party	$66,441
Total liabilities	66,441
Shareholder’s deficit:
Ordinary Shares, $0.0001 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	0
Additional paid-in capital	—
Accumulated deficit	(66,441)
Total shareholder’s deficit	(66,441)
Total liabilities and shareholder’s deficit	$0

The accompanying notes are an integral part of these consolidated financial statements.

YD BIO LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS

For the period from February 6, 2024 (inception) through December 31, 2024
Operating expenses
General and administrative expenses	$66,441
Total operating expenses	(66,441)
Income tax expense	—
Net loss	$(66,441)

Weighted average number of shares outstanding, basic and diluted	1,000
Basic and diluted net loss per ordinary share	$(66.44)

The accompanying notes are an integral part of these consolidated financial statements.

YD BIO LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S DEFICIT

	Ordinary shares		Additional paid-in	Accumulated	Total shareholder’s
	Shares	Amount	capital	deficit	deficit
Balance – February 6, 2024 (inception)	—	$—	$—	$—	$—
Issuance of ordinary shares	1,000	0	—	—	0
Net loss	—	—	—	(66,441)	(66,441)
Balance – December 31, 2024	1,000	$0	$—	$(66,441)	$(66,441)

The accompanying notes are an integral part of these consolidated financial statements.

YD BIO LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS

For the period from February 6, 2024 (inception) through December 31, 2024
Cash Flows from Operating Activities:
Net loss	$(66,441)
Adjustments to reconcile net loss to net cash used in operating activities:
Due to related party	66,441
Net cash provided by (used in) operating activities	—
Cash Flows from Financing Activities:
Receivable from shareholder	(0)
Sale of ordinary shares	0
Net cash provided by (used in) financing activities	—
Net change in cash	—
Cash, beginning of the period	—
Cash, end of the period	$—

The accompanying notes are an integral part of these consolidated financial statements.

YD BIO LIMITED
Notes to Financial Statements

NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

YD Bio Limited (the “Company” or “Pubco”) was registered by way of continuation as a Cayman Islands exempted company limited by shares on November 14, 2024. The Company was originally incorporated in Delaware under the name True Velocity, Inc. on February 6, 2024, becoming a direct wholly-owned subsidiary of Breeze Holdings Acquisition Corp., and changed its name to YD Bio Limited on November 18, 2024. The Company has not commenced any operations since its formation. The Company was re-domesticated solely for the purpose of completing the transactions contemplated by the Merger Agreement and Plan of Reorganization, dated September 24, 2024 (as may be further amended, supplemented, or otherwise modified from time to time, the “Merger Agreement”).

The parties to the Merger Agreement include (i) Pubco, (ii) Breeze Holdings Acquisition Corp., a Delaware corporation (“Breeze”), (iii) Breeze Merger Sub, Inc., a Delaware corporation and which will be a direct, wholly-owned subsidiary of Pubco (“Breeze Merger Sub”), (iv) BH Biopharma Merger Sub Limited, a Cayman Islands exempted company (“Company Merger Sub,” with Company Merger Sub and Breeze Merger Sub together referred to herein as the “Merger Subs”), and (v) YD Biopharma Limited, a Cayman Islands exempted company (“YD Biopharma”), including the transactions contemplated thereby. In connection with and upon the consummation of the merger contemplated by the Merger Agreement, Breeze will become a wholly-owned subsidiary of Pubco.

Pursuant to the terms of the Merger Agreement, Breeze Merger Sub will merge with and into Breeze with Breeze surviving the merger as a wholly-owned subsidiary of Pubco (the “Breeze Merger”), and Company Merger Sub will merge with and into YD Biopharma, with YD Biopharma surviving such merger as a wholly-owned subsidiary of Pubco (the “Company Merger” and together with the Breeze Merger, the “Mergers” and together with the other transactions and ancillary agreements contemplated by the Merger Agreement, the “Business Combination”).

Following the consummation of the transaction contemplated by the Merger Agreement, the Company will be the surviving publicly traded entity and will own all of the equity interests of Breeze and YD Biopharma. However, the consummation of the transactions contemplated by the Merger Agreement is subject to numerous conditions, and there can be no assurances that such conditions will be satisfied.

NOTE 2 — GOING CONCERN

In connection with the Company’s assessment of going concern considerations in accordance with the authoritative guidance in Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) Topic 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company currently lacks the liquidity it needs to sustain operations for a reasonable period of time, which is considered to be at least one year from the date that the consolidated financial statements are issued.

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company has not commenced any operations since its formation. The Company’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Company will be able to generate net income for the foreseeable future. Accordingly, the Company may not be able to obtain additional financing. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Management plans to address this uncertainty through a Business Combination as discussed in Notes 1. The Company’s financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The financial statement of the Company is presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

YD BIO LIMITED
Notes to Financial Statements

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principles of Consolidation:

The financial statements include the financial statements of the Company and its subsidiaries, Breeze Merger Sub and BH Biopharma Merger Sub Limited (“BH Biopharma Merger Sub”).

Use of estimates:

The preparation of the consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Net Loss per Share:

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net loss per share of ordinary shares is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period.

The following table reflects the calculation of basic and diluted net loss per ordinary share:

For the Year Ended December 31, 2024
Numerator:
Net loss	$(66,441)
Denominator:
Weighted average of Ordinary Shares outstanding	1,000
Basic and diluted net loss per Ordinary Share	$(66.44)

Segment Reporting

The Company complies with ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses among other disclosure requirements. The Company adopted ASU 2023-07 on February 6, 2024 (inception).

Recently Issued Accounting Standards

On December 14, 2023, the Financial Accounting Standards Board (FASB or Board) issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). ASU 2023-09 focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024 (generally, calendar year 2025) and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

YD BIO LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 4 — RELATED PARTY TRANSACTIONS

The Company was originally incorporated in Delaware and capitalized under the name True Velocity, Inc. on February 6, 2024, through the issuance of 1,000 shares of common stock to Breeze. There are no contractual obligations or other arrangements with related parties except as specified in the Merger Agreement.

On February 14, 2024, Breeze Merger Sub was incorporated as a wholly-owned subsidiary of the Company. Breeze Merger Sub issued 1,000 ordinary shares to the Company with a par value of $0.001 for a total investment of $1.00.

On November 19, 2024, BH Biopharma Merger Sub was incorporated through the issuance of one ordinary share to Ogier Global Subscriber (Cayman) Limited (“Ogier”) for the par value of $1.00. On December 2, 2024, BH Biopharma Merger Sub became a wholly-owned subsidiary of the Company when the one ordinary share held by Ogier was transferred to the Company, and an additional nine ordinary shares were also issued to the Company for the par value of $1.00 per share for a total investment of $10.00.

NOTE 5 — SEGMENT INFORMATION

Accounting Standards Update 2023-07, Segment Reporting (Topic 280): Improvement to Reportable Segment Disclosures (ASU-2023-07), “Segment Reporting,” establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

The Company is formed for the purpose of effecting a Business Combination. As of December 31, 2024, the Company had not commenced any operations. The Company will not generate any operating revenue until after the completion of its initial Business Combination, at the earliest.

The Company’s CODM has been identified as the Chief Executive Officer, who reviews the consolidated operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment. The CODM does not review assets in evaluating the results of the Company, and therefore, such information is not presented.

When evaluating the Company’s primary measure of performance and making key decisions regarding resource allocation, the CODM reviews several key metrics, which include the following:

For the Year Ended December 31, 2024
General and administrative expenses	$66,441
Total operating expenses	(66,441)
Income tax expense	—
Net loss	$(66,441)

Operating costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination within the business combination period. The CODM also reviews operating costs to manage, maintain and enforce all contractual agreements, if any, to ensure costs are aligned with all agreements and budget.

YD BIO LIMITED
NOTES TO FINANCIAL STATEMENTS

NOTE 6 — SHAREHOLDER’S DEFICIT

Ordinary Shares — The Company is authorized to issue 500,000,000 ordinary shares with a par value of $0.0001 per share. Holders of ordinary shares are entitled to one vote per share owned on each matter properly submitted to the shareholders on which the holders of the ordinary shares are entitled to vote. The holders of ordinary shares shall be entitled to receive dividends and other distributions (payable in cash, property or capital stock of the Company) when, as and if declared thereon by our board of directors from time to time out of any assets for funds of the Company legally available therefor and shall share equally on a per share basis in such dividends and distributions. As of December 31, 2024, there were 1,000 ordinary shares issued and outstanding.

NOTE 7 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to April 30, 2025, the date that the interim financial statement was available to be issued. Based upon this review, other than disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On March 3, 2025, the Company entered into Subscription Agreements with certain investors for the private placement of an aggregate of 1,250,000 shares of the Company’s ordinary shares, par value $0.0001 per share, at a purchase price of $8.00 per share, for an aggregate purchase price of $10.0 million. This PIPE financing is contingent upon the successful completion of the Business Combination at which time the shares will be issued. The funds raised from this PIPE financing will be used to support the business combination and related transaction costs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of YD Biopharma Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of YD Biopharma Limited and subsidiary (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ARK Pro CPA & Co

ARK Pro CPA & Co

We have served as the Company’s auditor since 2024.

Hong Kong, China

April 30, 2025

PCAOB ID: 3299

YD BIOPHARMA LIMITED AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	Notes	As of December 31, 2024	As of December 31, 2023
		US$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		3,132,298	87,098
Accounts receivable, net	3	86,582	98,167
Accounts receivable from an affiliate, net	16	16,927	—
Inventories	4	37,335	69,404
Prepaid expenses and other current assets	5	194,740	17,055
TOTAL CURRENT ASSETS		3,467,882	271,724

Long-term investment	6	—	10,618
Operating lease right-of-use assets, net	10	23,698	13,115
Property, plant and equipment, net	7	64,379	1,190
Intangible assets	8	2,680,035	—
Deferred offering costs	9	628,232	—
Deferred tax assets	14	—	24,565
TOTAL ASSETS		6,864,226	321,212

LIABILITIES
CURRENT LIABILITIES
Amount due to a shareholder		—	113,642
Amounts due to affiliates		37,253	103,609
Long-term bank loan with current maturities		—	34,319
Operating lease liabilities, current	10	16,581	13,257
Accounts and notes payable	11	26,866	17,976
Accrued expenses and other liabilities	12	182,360	15,415
TOTAL CURRENT LIABILITIES		263,060	298,218

Deferred tax liabilities	14	1,463
Operating lease liabilities, non-current	10	5,684	—
Accrued expenses and other liabilities, non-current	12	3,773	—
TOTAL LIABILITIES		273,980	298,218

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Common shares, $0.10 par value	13	144,177	105,200
Additional paid-in capital	13	8,328,040	386,067
Accumulated deficits		(1,927,043)	(515,484)
Accumulated other comprehensive income		45,072	47,211
Total shareholders’ equity		6,590,246	22,994
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		6,864,226	321,212

The accompanying notes are an integral part of these consolidated financial statements.

YD BIOPHARMA LIMITED AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

		Years ended December 31,
	Notes	2024	2023
		US$	US$
Revenue	2	510,360	350,131
Cost of revenue		(355,004)	(196,686)
Gross profit		155,356	153,445

Operating expenses
General and administrative expenses		1,124,469	153,069
Selling and marketing expenses		1,957	7,492
Research and development expenses	8,16	491,353	—
Impairment (Recovery) of expected credit loss		(493)	2,731
Total operating expenses		1,617,286	163,292

Loss from operations		(1,461,930)	(9,847)

Other income (expense)
Other income, net		64,415	29,351
Interest income		11,808	290
Interest expenses		(772)	(2,144)
Total other income, net		75,451	27,497

(Loss) income before income tax		(1,386,479)	17,650
Income tax expenses	14	(25,080)	(4,090)
Net (loss) income		(1,411,559)	13,560

The accompanying notes are an integral part of these consolidated financial statements.

YD BIOPHARMA LIMITED AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Years ended December 31,
	2024	2023
	US$	US$
Net (loss) income	(1,411,559)	13,560
Other comprehensive (loss) income, net of tax:
Change in cumulative foreign currency translation	(2,139)	99
Comprehensive (loss) income	(1,413,698)	13,659

The accompanying notes are an integral part of these consolidated financial statements.

YD BIOPHARMA LIMITED AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Shares*	Amount	Additional paid-in capital	Accumulated deficits	Accumulative other comprehensive income	Total Equity
		US$	US$	US$	US$	US$
Balance at January 1, 2023	1,051,997	105,200	386,067	(529,044)	47,112	9,335
Net income	—	—	—	13,560	—	13,560
Foreign currency translation adjustment	—	—	—	—	99	99
Balance at December 31, 2023	1,051,997	105,200	386,067	(515,484)	47,211	22,994

Issuance of common shares	389,769	38,977	7,941,973	—	—	7,980,950
Net loss	—	—	—	(1,411,559)	—	(1,411,559)
Foreign currency translation adjustment			—	—	(2,139)	(2,139)
Balance at December 31, 2024	1,441,766	144,177	8,328,040	(1,927,043)	45,072	6,590,246

*	The shares amounts are presented on a retroactive basis, due to group reorganization

The accompanying notes are an integral part of these consolidated financial statements.

YD BIOPHARMA LIMITED AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
	Notes	2024	2023
		US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income		(1,411,559)	13,560
Adjustments to reconcile net income (loss) to net cash used in operating activities
Income taxes	12	26,576	4,090
Depreciation expenses	7	10,199	2,452
Amortization		94,536	—
Impairment (recovery) of expected credit loss		(493)	2,731
Loss on disposal of property and equipment		—	466
Lease expenses		11,731	47,740
Changes in operating assets and liabilities
Accounts receivable		6,297	(63,858)
Accounts receivable from an affiliate		(17,316)
Inventories		28,517	(30,570)
Prepaid expense and other current assets		(182,721)	4,818
Deferred offering costs		(614,137)	—
Accounts and note payable		10,196	5,391
Accrued expense and other liabilities		175,658	4,605
Operating lease liabilities		(12,239)	(47,082)
Accrued expenses payable to an affiliate		37,937	—
Net cash used in operating activities		(1,836,818)	(55,657)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(74,914)	(290)
Acquisition of intangible assets	8	(2,836,080)	—
Proceed from disposal for long-term investment	6	10,324	—
Net cash used in investing activities		(2,900,670)	(290)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common shares	13	7,545,772	—
Proceeds from a shareholder		314,409	52,952
Proceeds from (repayment to) an affiliate		(99,558)	93,544
Repayment of long-term bank loans		(32,977)	(32,609)
Net cash provided by financing activities		7,727,646	113,887

Effect of change in exchange rate		55,042	(984)

NET INCREASE IN CASH AND CASH EQUIVALENTS		3,045,200	56,956
Cash and cash equivalents, beginning of year		87,098	30,142
Cash and cash equivalents, end of year		3,132,298	87,098

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid		—	—
Interest paid		772	2,144

SUPPLEMENAL DISCLOSURE OF NON-CASH INVESTMETN AND FINANCIAL ACTIVITIES INFORMATION:
Lease liabilities arising from obtaining right-of-use assets		22,265	4,249
Deduction of right-of-use assets from cancellation of operating leases		8,610	—
Change in additional paid-in capital due to group structuring		7,941,973	—

The accompanying notes are an integral part of these consolidated financial statements.

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

1. ORGANIZATION

YD Biopharma Limited (“YD Bio” or the “Company”) was incorporated in the Cayman Islands on March 14, 2024, by Dr. Shen Hsieh-Tsung (“Dr. Shen”), with the initial authorized and issued share capital of $50,000 divided into 50,000 common shares at the par value of $1.00 each. On June 7, 2024, the Company amended its Memorandum and Articles of Association and altered the authorized share capital by sub-dividing the authorized share capital to $50,000 divided into 500,000 common shares with the par value of $0.10 each. It was established in connection with the restructuring of Yong Ding Biopharm Co., Ltd. (“Yong Ding”), a company incorporated in the Republic of China (“ROC” or “Taiwan”) on April 23, 2013 (the “Group Restructuring”). In connection with the Group Restructuring all of the issued and outstanding equity interests in Yong Ding were acquired by the Company in exchange for ordinary shares of the Company.

Upon the completion of the Group Restructuring on June 26, 2024, the Company had 5,000,000 authorized shares of which 1,051,997 common shares were issued.

The address of its registered office is 17th floor, No. 3, Yuanqu Street, Nangang District, Taipei City, Taiwan. Yong Ding was established and controlled by Dr. Shen.

The Company and its wholly-owned subsidiary, Yong Ding (collectively referred to as the “Group”) is primarily engaged in sales of drugs and medical related materials to corporate and retail customers in Taiwan. In June 2024, the Group acquired certain licensed patents and know-how and commenced the pancreatic cancer early detection service and sales of contact lenses business.

On September 24, 2024, the Company has entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”) by and among (i) Breeze Holdings Acquisition Corp., a Delaware corporation (“Breeze”) (ii) a Cayman Islands exempted company and wholly-owned subsidiary of Breeze expected to be named “YD Bio Limited,” which is in the process of being formed, and once formed will enter into a joinder to the Merger Agreement (“Pubco”), (iii) Breeze Merger Sub, Inc., a Delaware corporation and which will be a direct, wholly-owned subsidiary of Pubco (“Parent Merger Sub”), (iv) a Cayman Islands exempted company which will be a wholly-owned subsidiary of Pubco, expected to be named “BH Biopharma Merger Sub Limited,” and once formed, will enter into a joinder to the Merger Agreement (“Company Merger Sub,” with Company Merger Sub and Parent Merger Sub together referred to herein as the “Merger Subs”), and (v) the Company.

Pursuant to and in accordance with the terms set forth in the Merger Agreement, (a) Parent Merger Sub will merge with and into Breeze, with Breeze continuing as the surviving entity (the “Parent Merger”), as a result of which, (i) Breeze will become a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of Breeze immediately prior to the effective time of the Parent Merger (the “Parent Merger Effective Time”) (other than shares of Breeze common stock that have been redeemed or are owned by Breeze or any of its direct or indirect subsidiaries as treasury shares and any Dissenting Parent Shares (as defined in the Merger Agreement)) shall no longer be outstanding and shall automatically be cancelled in exchange for the issuance to the holder thereof of a substantially equivalent security of Pubco (other than the Parent Rights, which shall be automatically converted into ordinary shares of Pubco), and, (b) immediately following the consummation of the Parent Merger but on the same day, Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity (the “Company Merger” and, together with the Parent Merger, the “Mergers”), as a result of which, (i) the Company will become a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of the Company immediately prior to the effective time of the Company Merger (the “Company Merger Effective Time”) (other than any Cancelled Shares or Dissenting Shares) shall no longer be outstanding and shall automatically be cancelled in exchange for the issuance to the holder thereof of a substantially equivalent security of Pubco. The Mergers and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

The closing of the Business Combination is subject to customary closing conditions, the receipt of certain governmental approvals and the required approval by the stockholders of Breeze and the Company.

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and presentation

The Group Restructuring was accounted for as a common control transaction immediately following completion of the transaction, the shareholders of Yong Ding immediately prior to the Group Restructuring had effective control of the Company through (1) their majority shareholder interest in the combined entity, (2) significant representation on the Board of Directors (the founder and major shareholder of Yong Ding, Dr. Shen, became the sole director of the Company after the Group Restructuring), and (3) being named to all of the senior executive positions. For accounting purposes, Yong Ding was deemed to be the accounting acquirer in the transaction and, consequently, the transaction was treated as a recapitalization of Yong Ding (i.e., a capital transaction involving the issuance of shares by the Company to the shareholders of Yong Ding and then the Company acquire the shares of Yong Ding).

Accordingly, the combined assets, liabilities and results of operations of Yong Ding became the historical financial statements of the Company at the closing of the transaction, and the Company’s assets (primarily cash and cash equivalents), liabilities and results of operations were consolidated with Yong Ding beginning on the acquisition date. No step-up in basis or intangible assets or goodwill was recorded in this transaction. All direct costs of the transaction were charged to operations in the period that such costs were incurred. The condensed consolidated financial statements issued following the Group Restructuring are those of the accounting acquirer for all periods required presented and are retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree. Comparative information presented in those consolidated financial statements is also retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree.

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. The consolidated financial statements have been prepared on the same basis as YD’s consolidated financial statements for the year ended December 31, 2024 and, in the opinion of management, reflect all adjustments, which consist of normal recurring adjustments, considered necessary for a fair presentation of the periods presented. The consolidated balance sheet as of December 31, 2023 was derived from the combined financial statements of the Company as of that date, including notes, required by U.S. GAAP.

The functional currency of the Group is the NTD; however, the accompanying consolidated financial statements have been translated and presented in US$.

Principles of Consolidation

The consolidated financial statements include the account of the Company and its wholly-owned subsidiary, Yong Ding. All intercompany balances and transactions have been eliminated in consolidation.

Uses of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Group’s management based on their estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements included revenue recognition, provision for expected credit losses of accounts receivable, prepayment and other receivables, long-term investment impairment assessment, inventories impairment assessment, property, plant and equipment impairment assessment, intangible assets impairment assessment, the valuation allowance for deferred tax assets, right-of-use (“ROU”) assets and operating lease liabilities. Actual results could differ from those estimates.

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Risk and uncertainties

Generally, the industry in which the Group operates subjects the Group to a number of risks and uncertainties that can affect its operating results and financial condition. Such factors include, but are not limited to: the timing, costs and results of clinical trials and other development activities versus expectations; the ability to manufacture products successfully; competition from products sold or being developed by other companies; the price of, and demand for products once approved; the ability to negotiate favorable licensing or other manufacturing and marketing agreements for its products.

The global economy has also been materially negatively affected by the COVID-19 and there is continued severe uncertainty about the duration and intensity of its impacts. The global growth forecast is uncertain, which may seriously affect our business. While the potential economic impact brought by, and the duration of COVID-19 and its new variants may be difficult to assess or predict, a widespread pandemic could result in significant disruption of general economy that could materially negatively affect our business.

Fair Value of Financial Instruments

The Group has adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. ASC 820 establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable input, which may be used to measure fair value and include the following:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.

Level 2 —	Input other than Level 1 that is observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other input that is observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Unobservable input that is supported by little or no market activity and that is significant to the fair value of the assets or liabilities.

Our cash and cash equivalents are classified within level 1 of the fair value hierarchy because they are valued using quoted market price.

The carrying amounts of the other financial assets and liabilities, which consist of accounts receivable, other current assets, accounts payable and other liabilities, bank loan, amount due to a shareholder and amount due to an affiliate approximate their fair values due to the short-term nature of these instruments.

Cash and cash equivalents

Cash and cash equivalents included cash on hand placed with banks or other financial institutions, which are unrestricted as to withdrawal and use and with an original maturity of three months or less.

Deposits in banks in Taiwan are only insured by Central Deposit Insurance Corporation, a government agency, up to NTD 3 million ($92,400), and are consequently exposed to risk of loss. The Group believes the probability of a bank failure causing loss to the Group is remote.

Receivable and Allowances

The Group adopted ASC 326, Financial Instruments — Credit Losses, which requires to create an impairment model that is based on expected losses.

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group’s accounts receivable, prepaid expenses and other current assets are within the scope of ASC 326. Accounts receivable and amount due from an affiliate are recognized and carried at the original invoice amounts less the expected credit lost. The Group has a policy of reserving for uncollectible accounts based on our best estimate of the amount of probable expected credit losses in the existing accounts receivable. The Group performs ongoing credit evaluations of the customers and maintains an allowance for potential bad debts if required. Other current assets are recognized and carried at the initial amount when occurred less an allowance for any uncollectible amount.

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its counterparty and the related receivables, amount due from an affiliate and other current assets which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Group’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed annually based on the Group’s specific facts and circumstances. No significant impact of changes in the assumptions since adoption. The Group has assessed its receivable and amount due from an affiliate including credit term and corresponding all its receivables in December 2024 and 2023. Upon such credit terms, the bad debt (recovery) expense was $(493) and $2,731 for the years ended December 31, 2024 and 2023, respectively. The Group recognized $3,055 and $3,769 expected credit loss provision for account receivables, amount due from an affiliate, prepaid expenses and other current assets as of December 31, 2024 and 2023 respectively.

Inventories

Inventories are stated at the lower of cost and net realizable value, with cost determined by the weighted average method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Write-down of potential obsolete or slow-moving inventories is recorded as cost of revenue based on management’s assumptions about future demands and market conditions. No write-down is recorded for inventories during the years ended December 31, 2024 and 2023.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is computed on a straight-line basis with no salvage value over the estimated useful lives of 3 to 5 years for equipment, fixtures and furniture.

The cost and accumulated depreciation of property, plant and equipment disposed of or sold are removed from the balance sheets and resulting gains and losses are recognized in the statements of operations.

Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortization and impairment, if any. The costs of the intangible assets are amortized on a straight-line basis over their estimated useful lives. The Group had two licensed patent as of December 31, 2024, (i) the licensed patent involves the formula and technology of cell culture process, technology of cell bank construction, exosome purification, authentication technology, and exosome production which are derived from the methods of culturing human corneal limbus cells and the relevant know-how (the “3D Global Patent”) and (ii) the licensed patent of Methylation analysis technology for application in pancreatic cancer and the relevant know-how (the “EG BioMed Patent”).

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The respective amortization periods for the intangible assets are as follows:

3D Global Patent (note 8)	15 years
EG BioMed Patent (note 8)	15 years

Investments

Equity investments with readily determinable fair values are measured at fair value. Equity investments without readily determinable fair values are measured at cost with adjustments for observable changes in price or impairments (referred to as the measurement alternative). In accordance with the ASC 321, Investments — Equity Securities, the Group accounts for the investments into the equity interest of CytoArm Co., Ltd (“CytoArm”) at the cost method minus impairment, if any, plus or minus changes resulting from observable price changes on a non-recurring basis since its equity investments is without readily determinable fair values and does not have significant influence into it.

The Group performs a qualitative assessment on a periodic basis and recognizes an impairment if there are sufficient indicators that the fair value of the investment is less than carrying value. Changes in value are recorded in other income (expense), net. There is no impairment of long-term investment expense recorded for the years December 31, 2024 and 2023.

On September 30, 2024, the Group disposed the equity investment in CytoArm to Dr. Shen in the consideration of NTD 326,697 ($10,324), which was equal to its carrying value at the time of sale. As a result, no gain or loss was resulted from the disposal. The decision to dispose of the investment was part of the Company’s ongoing efforts to reduce exposure to non-core assets. Following the disposition, the Company no longer holds any ownership interest in CytoArm and no future cash flows or obligations are expected in relation to this investment.

Impairment of Long-Lived Assets

In accordance with the ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant and equipment, leased assets and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, or it is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. There is no impairment of long-lived assets recorded for the years ended December 31, 2024 and 2023.

Lease

The Group accounts for leases in accordance with ASC 842, Leases, which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. For the leases with a term within 12 months, the Group applies the recognition requirements of ASC 842 to short-term leases.

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Leased assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Leased assets are recognized as the amount of the lease liability, adjusted for lease incentives received.

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Group’s leases is not readily determinable.

The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group’s lease liability calculation.

Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred. The Group recognized no impairment of leased assets as of December 31, 2024 and December 31, 2023.

Statutory reserve

Pursuant to the laws applicable to Taiwan, Taiwanese entities must make appropriations from after-tax profit to the non-distributable “statutory reserve”. Subject to certain cumulative limits, the “statutory reserve” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 100% of the authorized capital (as determined under accounting principles generally accepted in Taiwan (“Taiwan GAAP”) at each year-end). Since the Company’s subsidiary in Taiwan has accumulated deficit under Taiwan GAAP during the reporting period, it is not required to make appropriations to the statutory reserve.

Revenue Recognition

The Group recognizes revenue when its customer obtains control of promised goods or receives services provided in an amount that reflects the consideration which the Group expects to receive in exchange for those goods and services. To determine revenue recognition for the arrangements that the Group determines are within the scope of ASC 606, Revenue from Contracts with Customers, the Group performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenue from contracts with customers is derived from product revenue principally from the sales of products directly to its customers and presents revenue net of VAT.

Revenue for the year ended December 31, 2024 consists of the following:

	Corporate Customers	Retail Customers	Total
Drugs	$143,633	$—	$143,633
Medical and related products	292,609	249	292,858
Nutritional products	41,458	314	41,772
Supplements	24,057	8,040	32,097
Total	$501,757	$8,603	$510,360

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue for the year ended December 31, 2023 consists of the following:

	Corporate Customers	Retail Customers	Total
Drugs	$141,947	$—	$141,947
Medical and related products	146,593	257	146,850
Nutritional products	5,934	3,606	9,540
Supplements	32,341	19,453	51,794
Total	$326,815	$23,316	$350,131

Product revenue recognition — point of time

The performance obligations are considered to be met and revenue is recognized when the customer obtains control of the goods. Revenue is recognized at that point of time. The customers pick up the goods directly from the Group’s premises, and the Group has satisfied the contracts’ performance obligations when the goods have been picked up and the acceptance document has been signed by the customers. The Group does not offer sales rebate to its customers. Any discount will be net of the revenue at that point in time. The Group does not provide its customers with the right of return (except for product quality issues). The customer is required to perform a product quality check immediately upon delivery of the products and reports to the Group within a few days if there is a quality issue.

Other revenue

The Group has entered into subleasing arrangements with two drug stores in Taiwan to lease part of the leased premises to them. The Group also entered into various operating lease arrangements for leasing certain property and equipment to its customers over time. The Group receives income from operating leases based on the fixed required rents (base rent) per the lease agreements. Rent revenue from base rents is recorded on the straight-line method, when collectability of the lease payments is deemed probable, over the terms of the related lease agreements. Operating lease revenue, as recorded on the straight-line method, in the condensed consolidated statements of operation is recorded as other revenue. The Group has recognized $2,080 and $24,533 of income from the operating lease arrangements to two drug stores and other customers, for the years ended December 31, 2024 and 2023, respectively.

The Group also acts as an agent in certain revenue arrangements where it facilitates the sale of products on behalf of third-party sellers. In these arrangements, the Group does not control the specified goods before they are transferred to the customer, and therefore, the Group is an agent. When the Group is an agent, revenue is recognized on a net basis, representing the fee earned for facilitating the transaction. The Group’s performance obligation is to arrange for the provision of the product or service by the third-party seller to the customer.

Contract liabilities

The Group’s contract liabilities consist of deferred revenue associated with the lease arrangements for leasing certain property and equipment to its customers over time. The table below presents the activity of the deferred revenue from lease during the years ended December 31, 2024 and 2023, respectively:

	December 31, 2024	December 31, 2023
Balance at beginning of year	$—	$—
Advances received from customers	61,289	—
Revenue recognized	(33,089)	—
Exchange realignment	(632)	—
Balance at end of year	$27,568	$—

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cost of revenue

Cost of revenue consists primarily of purchased costs of products for resales, the material costs and subcontracting costs of manufactured products which are directly attributable to the manufacture of products and other costs directly related to rendering of services performance.

Research and development

Research and development costs are expensed as incurred in accordance with ASC 730, Research and Development. The Group incurs research and development costs in the pursuit of new products and improving the formulation of existing products.

On June 19, 2024, the Group entered into an exclusive licensed patent and know-how agreement and a supplementary agreement dated on June 28, 2024, with 3D Global Biotech Inc. (“3D Global”), a company registered in Taiwan and listed in Taipei Stock Exchange, to acquire a global exclusive licensed patent and know-how. Dr. Shen owns approximately 14.97% of common shares of 3D Global. The licensed patent involves the formula and technology of cell culture process, technology of cell bank construction, exosome purification, authentication technology, and exosome production which are derived from the methods of culturing human corneal limbus cells and the relevant know-how (the “3D Global Patent”). The licensed period of the 3D Global Patent is 20 years after all the relevant products are launched. However, the Group is obligated to pay a royalty of 10% of the sales of the product sold for 15 years and the Group is allowed sub-license the 3D Global Patent to other third-party customers. When acquired the 3D Global Patent, the know-how enables the Company to form and produce the major ingredient of the contact lens solutions and commence the contact lens business. The Group expects the useful life of the 3D Global Patent for the contact lens business is 15 years. The total consideration of the 3D Global Patent is $5,000,000 included VAT or $4,761,905 net of VAT. In June 2024, the Group paid $1,000,000 included VAT or $952,381 net of VAT to 3D Global for the patent, formula and know-how of the technology, which is not for use in particular research and development projects and that have alternative future use. It enables us to provide future economic benefits from the commercial production of contact lens business and generate income.

For the year ended December 31, 2024, the Group paid $480,000 to 3D Global as research and development costs on the first stage of Development of LSC Cell Source for Application with Medical Center for Clinical Specimens Collection.

The Group will pay the remaining amounts to 3D Global for further research and development of this technology and expand the application to a variety of new eye-related drugs and products when certain conditions and milestones are satisfied and completed by 3D Global. The Group is also obligated to pay a royalty of 10% of the sales of the products generated from 3D Global Patent to 3D Global on a quarterly basis.

On June 25, 2024, the Group entered into an exclusive licensed patent and know-how agreement with EG BioMed Co., Ltd. (“EG BioMed”), a Taiwan registered company, under which Dr. Shen is a director and owns 46.16% of equity interest, to acquire the licensed patent of Methylation analysis technology for application in pancreatic cancer and the relevant know-how (the “EG BioMed Patent”). The Group can use the licensed patent and know-how in the United States for manufacturing, offering for sale, selling, using, or importing the product and providing detection services for the aforementioned purposes. The licensed period of the EG BioMed Patent is initially 10 years and automatically renews for an additional 5 years unless both parties agree not to renew, and thus the useful life of the EG BioMed Patent is 15 years. The consideration of the EG BioMed Patent is NTD 60,000,000 ($1,830,000), and the Group is obligated to pay a royalty of 7% of the sales of the services generated from EG BioMed Patent to EG BioMed on quarterly basis. When acquired the EG BioMed Patent, the know-how enables the Group to commence the pancreatic cancer early detection service business for income generation. The Company also agreed to bear the future research and development of pancreatic cancer and relevant know-how.

During the year ended December 31, 2024, the Group incurred $37,937, for the research and development expenses for the pancreatic cancer early detection service licensed patent. As of December 31, 2024, the Group has not capitalized any development cost.

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker organizes segments within the company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

Management determined that the Company’s operations constitute a single reportable segment in accordance with ASC 280. The Company operates exclusively in three business and industry segments: 1) sales of medical devices and other related products, 2) research and development in pancreatic early detection services, and 3) research and development in sales of contact lenses.

All of the Company’s long-lived assets are mainly property, plant, and equipment located in ROC.

Net sales to customers by geographic area are determined by reference to the physical product shipment delivery locations requested by the customers. For example, if the products are delivered to a customer in ROC, the sales are recorded as generated in ROC; if the customer directs us to ship its products to United States, the sales are recorded as sold in United States.

Shipping and handling expenses

The Group expenses shipping and handling expenses as incurred. The Group recorded $18,436 and $12,753 of shipping and handling expenses for the three months ended December 31, 2024 and 2023, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with ASC 740, Income Taxes. Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns.

Deferred tax assets and liabilities are determined based on the temporary difference between the financial reporting and tax bases of assets and liabilities, and net operating loss and tax credit carryforwards using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest related to unrecognized tax benefits and penalties, if any, within income tax expenses.

Retirement and other post-retirement benefits

Contributions to retirement schemes which are defined contribution plans are charged to the condensed statement of operations as and when the related employee service is provided.

Full time employees of the Group in Taiwan participate in a government mandated defined contribution plan, pursuant to which certain pension benefits and medical care benefits are provided to employees. Taiwanese labor regulations require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $3,907 and $2,036 for the year ended December 31, 2024 and 2023, respectively.

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Translation of foreign currency financial statements

The functional currency is NTD, the local currency of the Group where it operates. The reporting currency of the Group is the USD. Accordingly, the financial statements of the Group are translated at the following exchange rates: assets and liabilities — current rate on balance sheet date; shareholders’ equity — historical rate; income and expenses — average rate during the period. The resulting translation adjustment is reflected in the accumulated other comprehensive income (loss).

Transactions denominated in other than the functional currencies are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At period-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are included in the condensed consolidated statements of comprehensive income (loss).

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rates prevailing on the transaction dates. The transaction date is the date on which the Group initially recognizes such non-monetary assets and liabilities. Non-monetary assets and liabilities that are stated at fair value are translated using the exchange rates prevailing at the dates the fair value is measured. The resulting exchange differences are recognized in accumulated other comprehensive income (loss).

Translation of amounts from NTD into US$ has been made at the following exchange rates for the respective years:

	2024	2023
Year-end NTD: US$1 exchange rate	32.77	30.73
Annual average NTD: US$1 exchange rate	32.04	31.08

Comprehensive income (loss)

Comprehensive income (loss) represents net income (loss) plus the results of certain changes in shareholders’ equity (deficit) during a period from non-owner sources.

Comprehensive income (loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments, which are presented in the condensed consolidated statements of comprehensive income (loss).

Concentration of risks

Concentration of suppliers

The following suppliers accounted for 10% or more of purchase for the years ended December 31, 2024 and 2023:

Supplier	2024	2023
A	37.5%	11.6%
B	*	12.4%
C	*	22.4%
Chencheng Pei-Hu Pharmacy (note 16)	*	13.2%

*	Represents less than 10% of purchase for the years ended December 31, 2024 and 2023.

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Account payable to suppliers that individually comprised 10% or more of accounts and notes payable balances as of December 31, 2024 and 2023 are as follows:

Supplier	December 31, 2024	December 31, 2023
E	49.5%	*
D	13.7%	59.5%
F	10.3%	11.4%

*	Represents less than 10% of accounts and notes payable balances as of December 31, 2024 and December 31, 2023.

Concentration of customers

The following customers accounted for 10% or more of sales for the years ended December 31, 2024 and 2023:

Customer	2024	2023
A	31.9%	31.0%
B	22.8%	40.0%

Account receivables, net from customers that individually comprised 10% or more of accounts receivable, net balances as of December 31, 2024 and 2023 are as follows:

Customer	December 31, 2024	December 31, 2023
B	49.4%	68.0%
C	22.8%	*
D	15.4%	*
E (#)	—	11.5%

*	Represents less than 10% of accounts receivable balances as of December 31, 2024 and December 31, 2023.
#	Not a customer in 2024.

Concentration of credit risk

Financial instruments that potentially expose the Group to the concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets. The Group places its cash and cash equivalents with financial institutions with credit ratings and quality where the Group considers acceptable.

The risks with respect to accounts receivable are mitigated by credit evaluations performed on the debtors and ongoing monitoring of outstanding balances.

Foreign currency exchange risk

The reporting currency of the Group is US$, to date the majority of the revenues and costs are denominated in NTD and a significant portion of the assets and liabilities are denominated in NTD. As a result, the Group is exposed to foreign currency exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and NTD. If NTD depreciates against US$, the value of NTD revenues and assets as expressed in US$ financial statements will decline. The Group does not hold any derivative or other financial instruments that exposes us to substantial market risk.

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

NTD is not a freely convertible currency. The Central Bank of the Republic of China, under the authority of Taiwan government, controls the conversion of NTD to foreign currencies. There are restrictions and limits on the conversion of NTD to other currencies, especially for capital account transactions. Individuals and businesses face conversion quotas and approvals required from the authorities.

Recent Accounting Pronouncements

In March 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-01, “Leases (Topic 842): Common Control Arrangements” (“ASU 2023-01”), that is intended to improve the guidance for applying ASU 2023-01 to arrangements between entities under common control. ASU 2023-01 requires all entities (that is, including public companies) to amortize leasehold improvements associated with common control leases over the useful life to the common control group. The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. The Group adopted ASU 2023-01 beginning January 1, 2024. The adoption did not have material impact on the Group’s consolidated financial statement.

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative” (“ASU 2023-06”), to clarify or improve disclosure and presentation requirements of a variety of topics, which will allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the FASB accounting standard codification with the SEC’s regulations. The Group adopted ASU 2023-06 beginning January 1, 2024. The adoption did not have a material impact on the Group’s consolidated financial statement.

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), that would enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC 280. ASC 280 requires a public entity to report for each reportable segment a measure of segment profit or loss that its chief operating decision maker (“CODM”) uses to assess segment performance and to make decisions about resource allocations. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more useful financial analyses. Currently, Topic 280 requires that a public entity disclose certain information about its reportable segments. For example, a public entity is required to report a measure of segment profit or loss that the CODM uses to assess segment performance and make decisions about allocating resources. ASC 280 also requires other specified segment items and amounts such as depreciation, amortization and depletion expense to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements.

The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in ASU 2023-07 retrospectively to all prior periods presented in the financial statements. The Group adopted ASU 2023-07 beginning January 1, 2024. The adoption did not have a material impact on its consolidated financial statement.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for annual fiscal years beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. The Group is currently evaluating the potential impact of ASU 2023-09 on its consolidated financial statements and disclosures.

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE), which requires additional disclosure of the nature of expenses included in the income statement in response to longstanding requests from investors for more information about an entity’s expenses. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The guidance will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. Early adoption is permitted. The Group is currently evaluating the impact that the adoption of this guidance will have on the Group’s consolidated financial statement presentation and disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Group’s condensed consolidated balance sheets, condensed consolidated statements of operations and comprehensive income (loss) and condensed consolidated statements of cash flows.

3. ACCOUNTS RECEIVABLE

Accounts receivable, net consist of the following:

	December 31, 2024	December 31, 2023
Accounts receivable	$89,637	$101,936
Less: allowance for expected credit losses	(3,055)	(3,769)
Total accounts receivable, net	$86,582	$98,167

Details of the movements of the expected credit loss provision are as follows:

	2024	2023
Beginning of the year	$3,769	$1,015
Provision (reversal) for the year	(493)	2,731
Foreign exchange realignment	(221)	23
End of the year	$3,055	$3,769

As of December 31, 2024 and 2023, the accounts receivable is normally due to the corporate customers with long-term relationship and online sales platforms. The Group recognized the impairment of expected credit loss for account receivable of $3,055 and $3,769 for the years ended December 31, 2024 and 2023, respectively.

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

4. INVENTORIES

Inventories, net consist of the following:

	December 31, 2024	December 31, 2023
Finished goods	$37,335	$69,404

The Group has no write-down of inventories for the years ended December 31, 2024 and 2023.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

The amount of prepaid expenses and other current assets consist of the followings:

	December 31, 2024	December 31, 2023
Prepaid expenses	30,260	1,992
Security deposits	5,193	8,902
Advance to suppliers	—	5,894
Value added tax credit	159,287	267
Total	194,740	17,055

The Group did not record any expected credit loss provision for the prepaid expenses and other current assets for the years ended December 31, 2024 and 2023.

6. LONG-TERM INVESTMENT

Long-term investment consists of the following:

	December 31, 2024	December 31, 2023
Equity investment in CytoArm	$—	$65,000
Impairment	—	(54,382)
	$—	$10,618

In March 2022, the Group invested NTD 2,000,000 ($65,000) into CytoArm for 200,000 common shares, which represented 0.54% of equity interest in CytoArm as of December 31, 2023.

CytoArm is a privately-owned company incorporated in Taiwan and engaged in biomedical research business. The equity securities of CytoArm is not publicly traded and it is qualified as equity securities without readily determinable fair value. According to the financial statement of CytoArm, the applicable net asset value of the Group’s investments in CytoArm is significantly lower than the cost and therefore the Group has recognized impairment in long-term investments of $56,391 in prior year. No further impairment in long-term investments is recognized during the years ended December 31, 2024 and 2023.

On September 30, 2024, the Group disposed the equity investment in CytoArm to Dr. Shen in the consideration of NTD 326,697 ($10,324), which was equal to its carrying value at the time of sale. As a result, no gain or loss was resulted from the disposal.

The decision to dispose of the investment was part of the Company’s ongoing efforts to reduce exposure to non-core assets. Following the disposition, the Company no longer holds any ownership interest in CytoArm, and no future cash flows or obligations are expected in relation to this investment.

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

6. LONG-TERM INVESTMENT (cont.)

US$
Cost of investment in CytoArm	65,000
Impairment	(52,374)
Proceed from disposal of Equity investment in CytoArm	(10,324)
Foreign exchange realignment	(2,302)
Gain (loss) on disposal	—

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	December 31, 2024	December 31, 2023
Equipment, fixtures and furniture	$81,810	$9,139
Less: accumulated depreciation	(17,431)	(7,949)
Total	$64,379	$1,190

Depreciation expenses included in general and administration expenses for the years ended December 31, 2024 and 2023 was $10,199 and $2,452, respectively. There were no impairments recognized during the year ended December 31, 2024 and 2023.

8. INTANGIBLE ASSETS

On June 19, 2024, the Group entered into an exclusive licensed patent and know-how agreement and a supplementary agreement dated on June 28, 2024 with 3D Global Biotech Inc. (“3D Global”), a company registered in Taiwan and listed in Taipei Stock Exchange, to acquire a global exclusive licensed patent and know-how. Dr. Shen owns approximately 14.97% of common shares of 3D Global. The licensed patent involves the formula and technology of cell culture process, technology of cell bank construction, exosome purification, authentication technology, and exosome production which are derived from the methods of culturing human corneal limbus cells and the relevant know-how (the “3D Global Patent”). The licensed period of the 3D Global Patent is 20 years after all the relevant products are launched. However, the Group is obligated to pay a royalty of 10% of the sales of the products for 15 years on a quarterly basis and the Group is allowed sub-license the 3D Global Patent to other third-party customers. When acquired the 3D Global Patent, the know-how enables the Company to form and produce the major ingredient of the contact lens solutions and commence the contact lens business. The Group expects the useful life of the 3D Global Patent for the contact lens business is 15 years. The total consideration of the 3D Global Patent is $5,000,000 included VAT or $4,761,905 net of VAT. In June 2024, the Group paid $1,000,000 included VAT or $952,381 net of VAT to 3D Global for the patent, formula and know-how of the technology, which is not for use in particular research and development projects and that have alternative future use. It enables the Group to provide future economic benefits from the commercial production of contact lens business and generate income.

For the year ended December 31, 2024, the Group paid $480,000 to 3D Global as research and development costs on the first stage of Development of Limbal Stem Cells (“LSCs” Cell Source for Application with Medical Center for Clinical Specimens Collection.

The Group will pay the remaining amounts to 3D Global for further research and development of this technology and expand the application to a variety of new eye-related drugs and products when certain conditions and milestones are satisfied and completed by 3D Global.

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

8. INTANGIBLE ASSETS (cont.)

According to the 3D Global License Agreement, YD Biopharma is obligated to pay the amounts in accordance with the following milestones:

Item	Milestones	Milestone License Fees (USD)
1.	Development of corneal Limbal Stem Cell (“LSC”) Cell Source
	1 Application with Medical Center for Clinical Specimens Collection	480,000
	2 SOP Document for Technique of Separating LSC Specimens	230,000
	3 LSC Cell Analysis/Assessment Report	330,000
2.	Establishment of LSC Master Cell Banks
	1 SOP Document for LSC Amplification	230,000
	2 SOP Document for LSC Cryopreservation	280,000
3.	Cell Stability Examination of LSC
	1 Stability Examination Report of Master cell	420,000
	2 Stability Examination Report of Working cell	420,000
4.	Raw Material Development of LSC Exosomes
	1 SOP Document of Exosomes Purification Process	230,000
	2 Specification Analysis/Examination Report of Exosomes Characterization	200,000
	3 SOP Document of Mass Production Process of Exosomes Raw Material	370,000
	4 Three Batches of Trial Production Document of Exosomes Raw Material	300,000
	5 Safety Verification Report (animal testing) of Exosomes Raw Material	310,000
5.	LensMate Eye Buffer LensMate
	1 Product Consignment Development Agreement	100,000
	2 U.S. Food and Drug Administration (“FDA”) Approval for Type I Medical Material Certification	80,000
	3 Sale Certification of US OTC	20,000

On June 25, 2024, the Group entered into an exclusive licensed patent and know-how agreement with EG BioMed Co., Ltd. (“EG BioMed”), a Taiwan registered company, under which Dr. Shen is a director and owns 46.16% on the date of the transaction and 45.34% of equity interest as of December 31, 2024 and as of the date of this report, to acquire the licensed patent of Methylation analysis technology for application in pancreatic cancer and the relevant know-how (the “EG BioMed Patent”). The Group can use the licensed patent and know-how in the United States for manufacturing, offering for sale, selling, using, or importing the product and providing detection services for the aforementioned purposes. The licensed period of the EG BioMed Patent is initially 10 years and automatically renews for an additional 5 years unless both parties agree not to renew, and thus the useful life of the EG BioMed Patent is 15 years. The consideration of the EG BioMed Patent is NTD 60,000,000 ($1,830,000), and the Group is obligated to pay a royalty of 7% of the sales of the services generated from EG BioMed Patent to EG BioMed on quarterly basis. When acquired the EG BioMed Patent, the know-how enables the Group to commence the pancreatic cancer early detection service business for income generation.

In addition, the potential royalties due to 3D Global and EG BioMed are calculated based on 7% to 10% of the sales of products or provision of services derived from the licensed patents in future. Therefore, they are considered as variable consideration and will be recognized as a cost of revenue in the income statement in the period when the related revenue occurs.

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

8. INTANGIBLE ASSETS (cont.)

Intangible assets consist of the following:

	December 31, 2024	December 31, 2023
Licensed Patents and Know-how
3D Global Patent	942,450	—
EG BioMed Patent	1,830,000	—
Less: accumulated amortization	(92,415)	—
Total	$2,680,035	$—

Amortization expense included in general and administration expenses for the years ended December 31, 2024 and 2023 was $92,415 and nil, respectively. The estimated amortization is as follows:

As of December 31, 2024	Estimated amortization expense
From January 1, 2024 to December 31, 2025	$184,830
From January 1, 2024 to December 31, 2026	184,830
From January 1, 2027 to December 31, 2027	184,830
From January 1, 2027 to December 31, 2028	184,830
From January 1, 2028 to December 31, 2029	184,830
Thereafter	1,755,885
Total	$2,680,035

9. DEFERRED OFFERING COSTS

Deferred offering costs represent legal, accounting, underwriting, and other direct costs incurred in connection with a planned equity or debt offering. These costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds, In the event the offering is unsuccessful or aborted, the costs will be expenses.

10. LEASES

The Group’s operating leases consist of leases for office space. The Group is the lessee under the terms of the operating leases. For the years ended December 31, 2024 and 2023, the operating lease cost was $17,100 and $47,740, respectively.

The Group’s operating leases have remaining lease terms of approximately 16 months and 4 months as of December 31, 2024 and December 31, 2023, respectively. As of December 31, 2024, the weighted average remaining lease term and weighted average discount rate were 1.33 years and 4.22%, respectively.

As of December 31, 2024 and 2023, the Group stated the following amounts in the Group’s consolidated balance sheets:

	December 31, 2024	December 31, 2023
Assets
Right-of-use assets	$23,698	$13,115
Total	23,698	13,115

Liabilities
Operating lease liabilities, current	16,581	13,257
Operating lease liabilities, non-current	5,684	—
Total lease liabilities	$22,265	$13,257

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

10. LEASES (cont.)

Maturities of lease liabilities were as follows:

As of December 31, 2024	Operating Lease
From January 1, 2025 to December 31, 2025	$17,202
From January 1, 2026 to December 31, 2026	5,734
Less: amounts representing interest	(671)
Present Value of future minimum lease payments	22,265
Less: Current obligations	(16,581)
Long term obligations	$5,684

The Group also leased office and car park space under various short-term operating leases with the duration of less than 12 months in Taiwan. The short term leases cost was $2,220 and nil for the years ended December 31, 2024 and 2023, respectively.

11. ACCOUNTS AND NOTE PAYABLES

	December 31, 2024	December 31, 2023
Accounts payables	$26,576	$17,976
Note payable	290	—
	$26,866	$17,976

Accounts payables are non-interest bearing and generally settled within 90-day terms. All of the accounts payables are expected to be settled within one year. The carrying value of accounts payables is considered to be a reasonable approximation of fair value.

12. ACCRUED EXPENSES AND OTHER LIABILITIES

The amount of accrued expenses and other liabilities consisted of the followings:

	December 31, 2024	December 31, 2023
Accrued expenses	151,392	13,102
Value added tax payables	—	1,969
Deferred revenue	27,568	—
Advance receipts	—	344
Other payables	7,173	—
	186,133	15,415
Less: non-current portion	3,773	—
	182,360	15,415

13. SHARE CAPITAL

The Company was incorporated in the Cayman Islands on March 14, 2024 by Dr. Shen with the initial authorized and issued share capital of $50,000 divided into 50,000 common shares at the par value of $1.00 each.

On June 7, 2024, the Company amended its Memorandum and Articles of Association and altered the authorized share capital by sub-dividing the authorized share capital to $50,000 divided into 500,000 common shares with the par value of $0.10 each.

Upon the completion of the Group Restructuring on June 26, 2024, the Company had 5,000,000 authorized shares of which 1,051,997 common shares were issued.

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

13. SHARE CAPITAL (cont.)

On August 31, 2024, the Company issued 77,269 common shares with the par value of $0.10 each at $6.00 per shares to Dr. Shen to settle the amount due to Dr. Shen. It represented the share capital of $7,727 and the additional paid in capital of $455,887.

On September 30, 2024, the Company issued the aggregate of 62,500 common shares with the par value of $0.10 each at $8.00 per shares to two existing shareholders for cash, which represented the share capital of $6,250 and the additional paid in capital of $493,750.

On December 30, 2024, the Company issued an additional 250,000 common shares with the par value of $0.10 each at $8.00 per shares to EG BioMed, which represented the share capital of $25,000 and the additional paid in capital of $1,975,000.

As of December 31, 2024, the Company has the authorized shares and issued and outstanding shares of 5,000,000 and 1,441,766 common shares, respectively. YD Biopharma’s share capital and additional paid in capital became $144,177 and $8,328,040, respectively. Dr. Shen owned 73.95% of the Company’s common shares after the issuance.

14. INCOME TAXES

The Company is incorporated in the Cayman Islands, which is exempt from income tax. The Company’s operating subsidiary, Yong Ding, is incorporated in the ROC and is subject to the ROC Income Tax Law. The applicable tax rate is 20% for the years ended December 31, 2024 and 2023.

Significant components of the provision for income taxes (benefits) are as follows:

	2024	2023
Current tax	$—	$—
Deferred tax – tax loss	25,175	5,049
Deferred tax – book-tax difference	(95)	(959)
Income taxes expenses	$25,080	$4,090

Reconciliation of the differences between the Income Tax rate applicable to profits and the income tax (benefits) expenses of the Group:

	2024	2023
Income (loss) before taxation	$(1,386,479)	$17,650

Notional tax on (loss) income before tax
Computed expected tax (benefits) expense	(277,296)	3,530
Non-taxable or non-deductible expenses	129,635	560
Change in valuation allowances	172,741	—
Total	$25,080	$4,090

Deferred tax assets (liabilities) are as follows:

	December 31, 2024	December 31, 2023
Deferred tax assets
Tax losses carry forwards	$168,866	$24,720
Expected credit losses	421	551
Others	991	761
Valuation allowance	(168,815)	—
	$1,463	$26,032

Deferred tax liabilities
Property, plant and equipment	$(1,463)	$(1,467)
Total deferred tax assets	$—	$24,565

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

15. COMMITMENTS AND CONTINGENCIES

According to the agreement entered with 3D Global in respect of the 3D Global Patent in June 2024, the Group is still obligated to pay up to $3,520,000 as of December 31, 2024 when certain conditions and milestones are satisfied and completed by 3D Global.

Except for the above, as of December 31, 2024 the Group did not have other commitments for capital expenditure contracted for but not provided in the consolidated financial statements in respect of the acquisition of property, plant and equipment and intangible assets.

16. RELATED PARTY TRANSACTION

As of December 31, 2024, the amount due from an affiliate was as follows:

Name	Amount	Relationship	Note
Chencheng Pei-Hu Pharmacy (“Chencheng”)	$16,927	Company owned by a director of Yong Ding up to October 31, 2024 and a shareholder of the Company, Mr. Wu	Note receivable due from the Group, interest free and payment on demand.

As of December 31, 2023, the amount due from an affiliate was nil.

There was no amount due to a shareholder as of December 31, 2024. As of December 31, 2023, the amount due to a shareholder as following:

Name	Amount	Relationship	Note
Dr. Shen	$113,642	A director and major shareholder of the Company	Other payables, interest free and payment on demand.

As of December 31, 2024, the amounts due to affiliates consisted of the following:

Name	Amount	Relationship	Note
Chencheng	$167	Company owned by a director of Yong Ding up to October 31, 2024 and a shareholder of the Company, Mr. Wu	Trade payables due to the Company, interest free and payment on demand.
EG BioMed	$37,086	Company owned by a director and major shareholder of the Company, Dr. Shen	Research and development expenses payable

As of December 31, 2023, the amount due to an affiliate was as follows:

Name	Amount	Relationship	Note
Chencheng	$103,609	Company owned by a director of Yong Ding up to October 31, 2024 and a shareholder of the Company, Mr. Wu	Other payables and lease expenses due to the Company, interest free and payment on demand.

In June 2020, the Group entered into entered an operating lease with Chencheng to lease part of its office premises from June 2020 to June 2023. As of December 31, 2024 and 2023, the lease has no outstanding lease term with Chencheng.

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

16. RELATED PARTY TRANSACTION (cont.)

During the year ended December 31, 2024, the Group had the following transactions with affiliates:

Name	Amount	Relationship	Note
Chencheng	$16,492	Company owned by a director of Yong Ding up to October 31, 2024 and a shareholder of the Company, Mr. Wu	Purchase of products from the Group
Chencheng	$2,190	Company owned by a director of Yong Ding up to October 31, 2024 and a shareholder of the Company, Mr. Wu	Sales of products to the Group
Dr. Shen	$455,887	Company director and major shareholder	On August 31, 2024, the Company issued 77,269 common shares with the par value of $0.10 each at $6.00 per shares to Dr. Shen to settle the amount due to Dr. Shen. It represented the share capital of $7,727 and the additional paid in capital of $455,887.
EG BioMed	$1,848,000	Company owned by a director and major shareholder of the Company, Dr. Shen	Granting of EG BioMed Patent to the Group
EG BioMed	$37,937	Company owned by a director and major shareholder of the Company, Dr. Shen	Research and development expenses
3D Global	$952,381	Company owned by a director and major shareholder of the Company, Dr. Shen	Granting of 3D Global Patent to the Group
3D Global	$453,416	Company owned by a director and major shareholder of the Company, Dr. Shen	Research and development expenses

During the year ended December 31, 2023, the Group had the following transaction with affiliates:

Name	Amount	Relationship	Note
Chencheng	$6,133	Company owned by a director of Yong Ding up to October 31, 2024 and a shareholder of the Company, Mr. Wu	Operating leasing income for the rental of office premise from the Group
Chencheng	$30,442	Company owned by a director of Yong Ding up to October 31, 2024 and a shareholder of the Company, Mr. Wu	Sales of products to the Group

YD BIOPHARMA LIMITED AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

17. SEGMENT REPORTING

The Group’s chief operating decision maker, who has been identified as the Group’s director, evaluates segment performance and allocates resources based on several factors, of which the primary financial measure is operating income.

During the year ended December 31, 2023, the Group operates in a single segment, sales of medical and other related products segment. The financial performance of the Group represented the performance of sales of medical and other related products only. As a result, there is not necessary to have a separate segmental information of revenue and expenses to be presented.

The Group has acquired 3D Global Patent and EG BioMed Patent in June 2024 and commence the pancreatic cancer early detection service and sales of contact lenses business. There was no revenue generated from the patents for the year ended December 31, 2024.

The Group primarily operates in the ROC and substantially all of the Group’s long-lived assets are located in the ROC.

The Company’s chief operating decision maker evaluates performance based on each reporting segment’s net revenues, cost of revenues, operating expenses, operating income (loss), finance income (expense), other income and net income. Net revenue, cost of revenues, operating expenses, operating loss, finance income, other income (expenses) and net loss by segment for the year ended December 31, 2024 were as follows:

For the year ended December 31, 2024	Sales of medical and other related products	Research and development of pancreatic cancer early detection services	Research and development of sales of contact lenses	Corporate unallocated (note)	Consolidated
Net revenues	$510,360	$—	$—	$—	$510,360
Cost of revenues	(355,004)	—	—	—	(355,004)
Gross profit	155,356	—	—	—	155,356
Total operating expenses	(447,642)	(53,678)	(469,158)	(646,808)	(1,617,286)
Operating loss	(292,286)	(53,678)	(469,158)	(646,808)	(1,461,930)
Finance income, net	10,068	—	—	968	11,036
Other income (expenses), net	64,444	—	—	(29)	64,415
Income tax expenses	(25,080)	—	—	—	(25,080)
Net loss	(242,854)	(53,678)	(469,158)	(645,869)	(1,411,559)

As of December 31, 2024
Identifiable long-lived assets	88,077	911,035	1,769,000	—	2,768,112
Total assets	2,219,996	911,035	1,769,000	1,964,195	6,864,226

18. SUBSEQUENT EVENTS

On February 4, 2025, YD Biopharma incorporated a 100% owned subsidiary YD Bio USA, Inc. (“YD USA”) in the US. YD USA is engaged in business development for YD Biopharma in the US.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Breeze Holdings Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Breeze Holdings Acquisition Corp. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is a Special Purpose Acquisition Corporation that was formed for the purpose of completing a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses on or before June 26, 2025. The Company entered into a Merger Agreement and Plan of Reorganization with a business combination target on September 24, 2024; however, the completion of this transaction is subject to the approval of the Company’s stockholders among other conditions. There is no assurance that the Company will obtain the necessary approvals, satisfy the required closing conditions, raise the additional capital it needs to fund its operations, and complete the transaction prior to June 26, 2025, if at all. The Company also has no approved plan in place to extend the business combination deadline and fund operations for any period of time after June 26, 2025, in the event that it is unable to complete a business combination by that date. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2020.

New York, NY

March 11, 2025

BREEZE HOLDINGS ACQUISITION CORP.
CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash	$101,674	$4,228
Due from Sponsor	53,905	18,672
Prepaid expenses	55,305	148,953
Prepaid franchise taxes	—	57,550
Prepaid income taxes	36,689	36,742
Total Current Assets	247,573	266,145
Cash held in Trust Account	10,532,045	12,977,528
Total Assets	$10,779,618	$13,243,673
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$632,533	$206,639
Trust amount payable to redeeming stockholders	7,353,424	—
Franchise tax payable	50,450	—
Excise tax payable	160,441	56,270
Due to Sponsor	9,583,457	7,814,506
Total Current Liabilities	17,780,305	8,077,415
Warrant liabilities	2,877,250	2,200,250
Total Liabilities	20,657,555	10,277,665
Commitments
Common stock subject to possible redemption, 893,712 and 1,159,276 shares at redemption value as of December 31, 2024 and 2023, respectively	3,078,621	12,647,701
Stockholders’ Deficit
Preferred stock, $0.0001 par value; 1,000,000 authorized; none issued and outstanding	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 3,140,000 shares and 3,140,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively (excluding 893,712 and 1,159,276 shares subject to possible redemption, respectively)	315	315
Additional paid-in capital	—	—
Accumulated deficit	(12,956,873)	(9,682,008)
Total Stockholders’ Deficit	(12,956,558)	(9,681,693)
TOTAL LIABILITIES, COMMON STOCK SUBJECT TO POSSIBLE REDEMPTION AND STOCKHOLDERS’ DEFICIT	$10,779,618	$13,243,673

The accompanying notes are an integral part of the consolidated financial statements.

BREEZE HOLDINGS ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

	December 31, 2024	December 31, 2023
Operating and formation costs	$2,225,820	$2,070,143
Loss from operations	(2,225,820)	(2,070,143)
Other (expenses) income:
Interest income	598,182	554,701
Change in fair value of warrant liabilities	(677,000)	(1,015,500)
Total other expenses, net	(78,818)	(460,799)
Loss before income taxes	(2,304,638)	(2,530,942)
Income tax expense	—	(18,169)
Net loss	$(2,304,638)	$(2,549,111)
Basic and diluted weighted average shares outstanding	4,145,884	4,427,788
Basic and diluted net loss per share of Common Stock	$(0.56)	$(0.58)

The accompanying notes are an integral part of the consolidated financial statements.

BREEZE HOLDINGS ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
December 31, 2022	3,140,000	$315	$—	$(6,532,077)	$(6,531,762)
Re-measurement of Common Stock to redemption value	—	—	—	(544,550)	(544,550)
Excise taxes payable	—	—	—	(56,270)	(56,270)
Net loss	—	—	—	(2,549,111)	(2,549,111)
December 31, 2023	3,140,000	$315	$—	$(9,682,008)	$(9,681,693)
Re-measurement of Common Stock to redemption value	—	—	—	(866,056)	(866,056)
Excise taxes payable	—	—	—	(104,171)	(104,171)
Net loss	—	—	—	(2,304,638)	(2,304,638)
December 31, 2024	3,140,000	$315	$—	$(12,956,873)	$(12,956,558)

The accompanying notes are an integral part of the consolidated financial statements.

BREEZE HOLDINGS ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31, 2024	December 31, 2023
Cash Flows from Operating Activities:
Net loss	$(2,304,638)	$(2,549,111)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest income held in Trust Account	(598,182)	(554,701)
Change in fair value of warrant liabilities	677,000	1,015,500
Changes in operating assets and liabilities:
Prepaid expenses	(58,415)	10,951
Prepaid franchise taxes	57,550	(47,550)
Prepaid income taxes	53	(36,742)
Accounts payable and accrued expenses	449,877	139,139
Franchise tax payable	50,450	—
Income tax payable	—	(2,089)
Net cash used in operating activities	(1,609,475)	(2,024,603)
Cash Flows from Investing Activities:
Investment of cash in Trust Account	(359,273)	(528,514)
Cash withdrawn from Trust Account to redeeming stockholders	3,081,712	5,627,005
Cash withdrawn from Trust Account to pay franchise and income taxes	321,226	209,650
Net cash provided by investing activities	3,043,665	5,308,141
Cash Flows from Financing Activities:
Proceeds from working capital loan – related party	1,385,695	1,811,900
Proceeds from promissory note for extensions – related party	359,273	521,666
Redemptions of common stock	(3,081,712)	(5,627,005)
Net cash used in financing activities	(1,336,744)	(3,293,439)
Net Change in Cash	97,446	(9,901)
Cash – Beginning of year	4,228	14,129
Cash – End of year	$101,674	$4,228
Supplemental disclosure of non-cash financing activities:
Excise taxes payable	$160,441	$56,270
Re-measurement of common stock to redemption value	$866,056	$544,550
Trust amount payable to redeeming stockholders	$7,353,424	$—

The accompanying notes are an integral part of the consolidated financial statements.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 1 — Description of Organization and Business Operations

Breeze Holdings Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on June 11, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2024, the Company had not commenced any operations. All activity for the period from June 11, 2020 (inception) through December 31, 2024, relate to the Company’s formation, the Initial Public Offering (“Initial Public Offering”), which is described below, and, after the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering and from changes in the fair value of its warrant liability.

The registration statement for the Company’s Initial Public Offering was declared effective on November 23, 2020. On November 25, 2020, the Company consummated the Initial Public Offering of 11,500,000 units (the “Units” and, with respect to the shares of common stock included in the Units sold, the “Public Shares”), generating gross proceeds of $115,000,000, which is described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 5,425,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Breeze Sponsor, LLC, a Delaware limited liability company (the “Sponsor”) and I-Bankers Securities, Inc. (“I-Bankers”), generating gross proceeds of $5,425,000, which is described in Note 4.

Following the closing of the Initial Public Offering on November 25, 2020, an amount of $115,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and $1,725,000 from the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), as determined by the Company, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the Trust Account to the Company’s stockholders, as described below. As of December 31, 2024 and 2023 all funds in the trust account were held in cash in an interest-bearing account.

Transaction costs incurred in connection with the Initial Public Offering amounted to $4,099,907, consisting of $2,300,000 of underwriting fees, $1,322,350 of representative share offering costs, and $477,557 of other offering costs. As of December 31, 2024, cash of $101,674 was held outside of the Trust Account and was available for working capital purposes.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete an initial Business Combination having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable) at the time of the agreement to enter into the initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 1 — Description of Organization and Business Operations (cont.)

The Company will provide its stockholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then in the Trust Account (initially $10.15 per share), plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. The per-share amount to be distributed to stockholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

Unless a stockholder proposal to approve amendment to the Company’s Amended and Restated Certificate of Incorporation (“A&R COI”) to eliminate the limitation is approved, the Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its A&R COI, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”) and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased by it during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares, regardless of whether they vote for or against a Business Combination.

If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s A&R COI provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from seeking redemption rights with respect to 10% or more of the Public Shares, without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination, (b) to waive its liquidation rights with respect to the Founder Shares and (c) not to propose an amendment to the A&R COI (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the approved time period through June 26, 2025, (the “Combination Period”).

The Company held a meeting of its stockholders on March 22, 2023 where the Company’s stockholders approved (i) a proposal to amend the Company’s A&R COI to authorize the Company to extend the date of March 26, 2023, up to six (6) times for an additional one (1) month each time (ultimately until as late as September 26, 2023), and (ii) a proposal to amend the Trust Agreement to authorize the Extension and its implementation by the Company.

The Company held a meeting of its stockholders on September 22, 2023 where the Company’s stockholders approved (i) a proposal to amend the Company’s A&R COI to authorize the Company to extend the date of September 26, 2023, up to nine (9) times for an additional one (1) month each time (ultimately until as late as June 26, 2024), and (ii) a proposal to amend the Trust Agreement to authorize the Extension and its implementation by the Company. On September 27, 2023 Breeze executed the thirteenth one-month extension through October 26, 2023.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 1 — Description of Organization and Business Operations (cont.)

On October 25, 2023, November 27, 2023, December 27, 2023, January 26, 2024, February 27, 2024, March 26, 2024, May 7, 2024 and June 3, 2024 Breeze executed the fourteenth, fifteenth, sixteenth, seventeenth, eighteenth, nineteenth, twentieth and twenty-first one-month extensions through June 26, 2024.

The Company held a meeting of its stockholders on June 21, 2024 where the Company’s stockholders approved (i) a proposal to amend the Company’s A&R COI to authorize the Company to extend the date of June 26, 2024, up to six (6) times for an additional one (1) month each time (ultimately until as late as December 26, 2024), and (ii) a proposal to amend the Trust Agreement to authorize the Extension and its implementation by the Company. For each one-month extension the Company deposited $31,280 ($0.035 per share) into the Trust Account. On June 26, 2024 and August 1, 2024, Breeze executed the twenty-second and twenty-third extensions, and on November 22, 2024, Breeze executed (including accrued interest) the twenty-fourth, twenty-fifth and twenty-sixth one-month extensions for the period from September 26, 2024 through November 26, 2024. On January 2, 2025, the Company executed the twenty-seventh and twenty-eighth one-month extensions for the period from November 26, 2024 to January 26, 2025.

On December 23, 2024, the Company held a meeting of its stockholders where they approved (i) a proposal to amend the Company’s A&R COI to authorize the Company, to extend the date of December 26, 2024, up to six (6) times for an additional one (1) month each time (ultimately until as late as June 26, 2025), and (ii) a proposal to amend the Trust Agreement to authorize the Extension and its implementation by the Company. As of December 31, 2024, the first one-month extension payment of $9,523, has been deposited in the Trust Account. The Company, as with all previous extensions, provided its stockholders with the opportunity to redeem all or a portion of their Public Shares at the time of this stockholders’ meeting. The public stockholders will continue to have the opportunity to redeem all or a portion of their Public Shares upon the completion of an initial business combination at a per share price, payable in cash, equal to the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial business combination, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares, subject to the limitations described herein.

If the Company executes all six (6) extensions, it will have until June 26, 2025 (unless the Company’s shareholders approve a proposal to amend the A&R COI to permit an extension of up to six additional one-month periods) to complete a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $11.505 per Public Share or (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and will not apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 1 — Description of Organization and Business Operations (cont.)

On October 31, 2022, Breeze entered into the Original Merger Agreement, by and among Breeze, BH Velocity Merger Sub, Inc. (“Company Merger Sub”), and TV Ammo, Inc., an advanced technology manufacturing and licensing company focused on revolutionizing the global ammunition and weapons industry through the introduction of its composite-cased ammunition, innovative weapons systems and advanced manufacturing technology (“TV Ammo”). On February 14, 2024, Breeze entered into an Amended and Restated Merger Agreement and Plan of Reorganization (the “A&R Merger Agreement”), by and among Breeze, True Velocity, Inc. (“True Velocity”), Breeze Merger Sub, Inc. (“Parent Merger Sub”), Company Merger Sub, and TV Ammo, which amended and restated the Original Merger Agreement in its entirety.

On August 5, 2024, the A&R Merger Agreement was terminated by written notice from TV Ammo. As a result of the termination, the Company is no longer pursuing a business Combination with TV Ammo.

On September 24, 2024, Breeze Holdings Acquisition Corp., a Delaware corporation (“Breeze” or “Parent”), entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”), by and among (i) Breeze, (ii) a Cayman Islands exempted company and wholly-owned subsidiary of Parent named “YD Bio Limited,” (f/k/a True Velocity, Inc., a wholly-owned subsidiary of Breeze) which name was changed to YD Bio Limited on November 18, 2024, which will enter into a joinder to the Merger Agreement (“Pubco”), (iii) Breeze Merger Sub, Inc., a Delaware corporation and which is a direct, wholly-owned subsidiary of Pubco (“Parent Merger Sub”), (iv) a Cayman Islands exempted company which will be a wholly-owned subsidiary of Pubco, expected to be named “BH Biopharma Merger Sub Limited,” and once formed, will enter into a joinder to the Merger Agreement (“Company Merger Sub,” with Company Merger Sub and Parent Merger Sub together referred to herein as the “Merger Subs”), and (v) YD Biopharma Limited, a Cayman Islands exempted company (“YD Biopharma”). YD Biopharma is the operating company of the target. Capitalized terms used herein and not defined shall have the meaning attributed to them in the Merger Agreement.

The Merger Agreement and the transactions contemplated thereby were approved by the boards of directors of each of Breeze and YD Biopharma.

Pursuant to and in accordance with the terms set forth in the Merger Agreement, (a) Parent Merger Sub will merge with and into Breeze, with Breeze continuing as the surviving entity (the “Parent Merger”), as a result of which, (i) Breeze will become a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of Breeze immediately prior to the effective time of the Parent Merger (the “Parent Merger Effective Time”) (other than shares of Breeze common stock that have been redeemed or are owned by Breeze or any of its direct or indirect subsidiaries as treasury shares and any Dissenting Parent Shares (as defined in the Merger Agreement)) shall no longer be outstanding and shall automatically be cancelled in exchange for the issuance to the holder thereof of a substantially equivalent security of Pubco (other than the Parent Rights, which shall be automatically converted into ordinary shares of Pubco), and, (b) immediately following the consummation of the Parent Merger but on the same day, Company Merger Sub will merge with and into YD Biopharma, with YD Biopharma continuing as the surviving entity (the “Company Merger” and, together with the Parent Merger, the “Mergers”), as a result of which, (i) YD Biopharma will become a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of YD Biopharma immediately prior to the effective time of the Company Merger (the “Company Merger Effective Time”) (other than any Cancelled Shares or Dissenting Shares) shall no longer be outstanding and shall automatically be cancelled in exchange for the issuance to the holder thereof of a substantially equivalent security of Pubco. The Mergers and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

The Business Combination is expected to close in April 2025, subject to customary closing conditions, the receipt of certain governmental approvals and the required approval by the stockholders of Breeze and YD Biopharma.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 1 — Description of Organization and Business Operations (cont.)

Pursuant to and in accordance with the terms set forth in the Merger Agreement, at the Parent Merger Effective Time, (a) each share of Breeze common stock, par value $0.0001 per share (“Breeze Common Stock”) outstanding immediately prior to the Parent Merger Effective Time that has not been redeemed, is not owned by Breeze or any of its direct or indirect subsidiaries as treasury shares and is not a Dissenting Parent Share will automatically convert into one ordinary share of Pubco (each, a “Pubco Ordinary Share”), (b) each Breeze Warrant shall automatically convert into one warrant to purchase a Pubco Ordinary Share (each, a “Pubco Warrant”) on substantially the same terms and conditions; and (c) each Breeze Right will be automatically converted into the number of Pubco Ordinary Shares that would have been received by the holder of such Breeze Right if it had been converted upon the consummation of a business combination in accordance with Breeze’s organizational documents.

The aggregate consideration to be received by the equity holders of YD Biopharma is based on a pre-transaction equity value of $647,304,110. In accordance with the terms and subject to the conditions of the Merger Agreement, at the Company Merger Effective Time, each issued and outstanding ordinary share of YD Biopharma shall be cancelled and converted into a number of Pubco Ordinary Shares based on that Exchange Ratio described below. The Exchange Ratio will be equal to (i) $647,304,110, divided by (ii) the number of fully-diluted shares of YD Biopharma Common Stock outstanding as of the Closing, further divided by (iii) an assumed value of Pubco Ordinary Shares of 10.00 per share.

The parties have agreed to take actions such that, effective immediately after the Closing of the Business Combination, Pubco’s board of directors shall consist of seven directors, consisting of two Breeze designees (at least one of whom shall be an “independent director”), four YD Biopharma designees (at least three of whom shall be “independent directors”). Additionally, certain current YD Biopharma management personnel will become officers of Pubco. To qualify as an “independent director” under the Merger Agreement, a designee shall qualify as “independent” under the rules of the Nasdaq Stock Market.

The Merger Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type, including, among others, covenants providing for (i) certain limitations on the operation of the parties’ respective businesses prior to consummation of the Business Combination, (ii) the parties’ efforts to satisfy conditions to consummation of the Business Combination, including by obtaining any necessary approvals from governmental agencies (including U.S. federal antitrust authorities and under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”)), (iii) prohibitions on the parties soliciting alternative transactions, (iv) Pubco preparing and filing a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) and taking certain other actions to obtain the requisite approval of Breeze’s stockholders to vote in favor of certain matters, including the adoption of the Merger Agreement and approval of the Business Combination, at a special meeting to be called for the approval of such matters, and (v) the protection of, and access to, confidential information of the parties.

The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement and are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made the parties to the Merger Agreement which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Breeze does not believe that these schedules contain information that is material to an investment decision.

In addition, Pubco has agreed to adopt an equity incentive plan, as described in the Merger Agreement.

The obligations of Breeze, Pubco, Parent Merger Sub and Company Merger Sub (the “Breeze Parties”) and YD Biopharma to consummate the Business Combination are subject to certain closing conditions, including, but not limited to, (i) the approval of Breeze’s stockholders, (ii) the approval of YD Biopharma’s stockholders, and (iii) Pubco’s Form F-4 registration statement becoming effective.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 1 — Description of Organization and Business Operations (cont.)

In addition, the obligations of the Breeze Parties to consummate the Business Combination are also subject to the fulfillment (or waiver) of other closing conditions, including, but not limited to, (i) the representations and warranties of YD Biopharma being true and correct to the standards applicable to such representations and warranties and each of the covenants of YD Biopharma having been performed or complied with in all material respects, (ii) delivery of certain ancillary agreements required to be executed and delivered in connection with the Business Combination, and (iii) no Material Adverse Effect having occurred.

The obligation of YD Biopharma to consummate the Business Combination is also subject to the fulfillment (or waiver) of other closing conditions, including, but not limited to, (i) the representations and warranties of the Breeze Parties being true and correct to the standards applicable to such representations and warranties and each of the covenants of the Breeze Parties having been performed or complied with in all material respects, and (ii) the shares of Pubco Common Stock issuable in connection with the Business Combination being listed on the Nasdaq Stock Market.

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the Closing of the Business Combination, including, but not limited to, (i) by mutual written consent of Breeze and YD Biopharma, (ii) by Breeze, on the one hand, or YD Biopharma, on the other hand, if there is any breach of the representations, warranties, covenant or agreement of the other party as set forth in the Merger Agreement, in each case, such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by either Breeze or YD Biopharma if the Business Combination is not consummated by April 30, 2025 (which date may be extended by mutual agreement of the parties to the Merger Agreement), (iv) by either Breeze or YD Biopharma if a meeting of Breeze’s stockholders is held to vote on proposals relating to the Business Combination and the stockholders do not approve the proposals, and (v) by Breeze if the YD Biopharma stockholders do not approve the Merger Agreement.

Under certain circumstances as described further in the Merger Agreement, if the Merger Agreement is validly terminated by Breeze, YD Biopharma will pay Breeze a fee equal to the actual documented expenses incurred by Breeze in connection with the Business Combination of up to $150,000.

The Merger Agreement contemplates that Breeze, Pubco and YD Biopharma shall use their commercially reasonable efforts to enter into and consummate a subscription with investors related to a private placement of shares in the Company, Breeze and/or Pubco (the “PIPE Investment”).

Concurrently with the execution of the Merger Agreement, Breeze, Pubco, YD Biopharma and the Parent Initial Stockholders (as defined in the Merger Agreement) entered into an Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Parent Initial Stockholders: (a) agreed to vote all of their shares of Breeze Common Stock in favor of the Parent Proposals, including the adoption of the Merger Agreement and the approval of the Transactions; (b) agreed to vote against any other matter, action, agreement, transaction or proposal that would reasonably be expected to result in (i) a breach of any of the Breeze Parties’ representations, warranties, covenants, agreements or obligations under the Merger Agreement or (ii) any of the mutual or YD Biopharma conditions to the Closing in the Merger Agreement not being satisfied; (c) (i) waived, subject to and conditioned upon the Closing and to the fullest extent permitted by applicable law and the Breeze organizational documents, and (ii) agreed not to assert or perfect, any rights to adjustment or other anti-dilution protections to which such Breeze Initial Stockholder may be entitled in connection with the Mergers or the other Transactions; (d) agreed to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary under applicable laws to consummate the Mergers and the other Transactions on the terms and subject to the conditions set forth in the Merger Agreement prior to any valid termination of the Merger Agreement; (e) agreed not to transfer or pledge any of their shares of Breeze Common Stock, or enter into any arrangement with respect thereto, after the execution of the Merger Agreement and prior to the Closing Date, subject to certain customary conditions and exceptions; and (f) waived their rights to redeem any of their shares of Breeze Common Stock in connection with the approval of the Parent Proposals.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 1 — Description of Organization and Business Operations (cont.)

The foregoing description of the Sponsor Support Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Support Agreement, and the terms of which are incorporated herein by reference. Any capitalized terms used in this section entitled “Sponsor Support Agreement” and not otherwise defined herein shall have the meanings assigned to them in the Sponsor Support Agreement.

Concurrently with the execution of the Merger Agreement, Breeze, Pubco, YD Biopharma, and certain shareholders of YD Biopharma representing the requisite votes necessary to approve the Merger Agreement (the “YD Biopharma Equity Holders”) entered into Shareholder Support Agreements (the “Shareholder Support Agreement”), pursuant to which the YD Biopharma Equity Holders: (a) agreed to vote in favor of the adoption of the Merger Agreement and approve the Mergers and the other Transactions to which YD Biopharma is a party; (b) agreed to waive any appraisal or similar rights they may have pursuant to Cayman law with respect to the Mergers and the other Transactions; (d) agreed to vote against any other matter, action, agreement, transaction or proposal that would reasonably be expected to result in (i) a breach of any of YD Biopharma’s representations, warranties, covenants, agreements or obligations under the Merger Agreement or (ii) any of the mutual or the Breeze Parties’ conditions to the Closing in the Merger Agreement not being satisfied; and (e) agreed not to sell, assign, transfer or pledge any of their YD Biopharma ordinary shares (or enter into any arrangement with respect thereto) after the execution of the Merger Agreement and prior to the Closing Date, subject to certain customary conditions and exceptions.

Concurrently with the execution of the Merger Agreement, Breeze, Pubco, YD Biopharma, the Parent Initial Stockholders and certain YD Biopharma Equity Holders entered into a Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which the Parent Initial Stockholders and such YD Biopharma Equity Holders agreed, among other things, to refrain from selling or transferring their shares of Pubco Common Stock for a period of eight (8) months following the Closing, subject to early release (a) of 10% of their shares of Pubco Common Stock if the daily volume weighted average closing sale price of Pubco Common Stock quoted on the Nasdaq for any 20 trading days within any 30 consecutive trading day period beginning on the four-month anniversary of the Closing exceeds $12.50 per share, (b) of an additional 10% of their shares of Pubco Common Stock if the daily volume weighted average closing sale price of Pubco Common Stock quoted on the Nasdaq for any 20 trading days within any 30 consecutive trading day period beginning on the four-month anniversary of the Closing exceeds $15.00 per share; (c) of all of their shares of Pubco Common Stock upon the occurrence of a Subsequent Transaction; and (d) upon the determination of the Pubco board of directors (including a majority of the independent directors) following the six month anniversary of the Closing Date.

In accordance with the Merger Agreement, within thirty (30) days after the execution of the Merger Agreement, Breeze, the Parent Initial Stockholders, Pubco, and certain YD Biopharma Equity Holders are expected to enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which Pubco will, among other things, be obligated to file a registration statement to register the resale of certain securities of Pubco held by the Parent Initial Stockholders and such YD Biopharma Equity Holders. The Registration Rights Agreement will also provide the Parent Initial Stockholders and such YD Biopharma Equity Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Going concern

As of December 31, 2024, the Company had $101,674 in cash held outside of the Trust Account and a working capital deficit of $17,358,530 (excluding prepaid income tax, franchise tax payable and excise tax payable).

In connection with the Company’s assessment of going concern considerations in accordance with the authoritative guidance in Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) Topic 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company currently lacks the liquidity it needs to sustain operations for a reasonable period of time, which is considered to be at least one year from the date that the consolidated financial statements are issued.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 1 — Description of Organization and Business Operations (cont.)

The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the proceeds of $25,000 from the sale of the Founder Shares, and a loan of $300,000 under an unsecured and non-interest bearing promissory note (see Note 5). Subsequent to the consummation of the Initial Public Offering, the Company’s liquidity needs have been satisfied from the net proceeds from the private placement held outside of the Trust Account.

The Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the financial statements are issued. Management plans to address this uncertainty through a business combination. In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. There is no assurance that the Company’s plans to consummate a business combination or obtain loans will be successful or successful within the Combination Period.

The Company has until June 26, 2025 to consummate a business combination, and we intend to do so within this time period.

We believe we will need to raise additional funds in order to meet the expenditures required for operating our business. If our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our business combination. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our business combination. If we are unable to complete our business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. In addition, following our business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern within one year after the date that the financial statements are available to be issued. The Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2024 are not sufficient to complete its planned activities. These conditions raise a substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should we be unable to continue as a going concern.

Risks and uncertainties

With rising tensions around the world based on the current conflict between Israel and Hamas and the current conflict between Ukraine and Russia, we may be unable to complete a business combination if concerns related to this and other potential conflicts impact global capital markets, the ability to transfer money, currency exchange rates, cyber attacks and infrastructure including power generation and transmission, communications, and travel. Escalating conflicts could also have an impact on global demands for health care, international trade including vendor supply chains, and energy. In addition, there have been recent threats to infrastructure and equipment including cyber attacks, physical facility destruction and equipment destruction.

Our operations and financial performance may also be subject to significant risks arising from geopolitical tensions, particularly in relation to China, South Korea and Taiwan. As a major global economic power, China’s political policies, trade practices, and regulatory environment may directly impact our business. Additionally, rising political tensions and potential conflicts in the Asia-Pacific region, such as territorial disputes, trade disagreements, or military confrontations, could disrupt supply chains, increase costs, or adversely affect market demand. These risks are compounded by the potential for government interventions, such as trade restrictions, tariffs, sanctions, export controls or blockades, which may affect our ability to operate or source products from Taiwan and/or other affected regions. Moreover, changes in laws and regulations, including those relating to technology, intellectual property, labor practices, and environmental regulations, may also introduce additional uncertainty and operational challenges.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 1 — Description of Organization and Business Operations (cont.)

The outcome of these conflicts or their impact cannot be predicted and may have an adverse impact in a material way on our ability to consummate a business combination, or to operate a target business with which we ultimately consummate a business combination.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “Inflation Reduction Act”) was signed into law, which, among other things, imposes a 1% excise tax on the fair market value of stock repurchased by a domestic corporation beginning in 2023, with certain exceptions. Because the Company is a Delaware corporation and its securities trade on the Nasdaq Stock Market, the Company is a “covered corporation” within the meaning of the Inflation Reduction Act, and while not free from doubt, it is possible that the excise tax will apply to any redemptions of its common stock after December 31, 2022, including redemptions in connection with an initial Business Combination and any amendment to its certificate of incorporation to extend the time to consummate an initial Business Combination, unless an exemption is available. Consequently, the value of an investment in the Company’s securities may decrease as a result of the excise tax. In addition, the excise tax may make a transaction with the Company less appealing to potential Business Combination targets, and thus, potentially hinder the Company’s ability to enter into and consummate an initial Business Combination. Further, the application of the excise tax in the event of a liquidation is uncertain absent further guidance.

On March 29, 2023, the Company redeemed 509,712 shares of its common stock subject to redemption at $10.56 per share for $5.4 million. On September 26, 2023, the Company redeemed 21,208 shares of its common stock subject to redemption at $10.77 per share for approximately $231,000. On June 21, 2024, the Company redeemed 265,564 shares of its common stock subject to redemption at $11.60 per share for approximately $2.9 million. On December 23, 2024, the Company redeemed 621,609 shares of its common stock subject to redemption at $11.83 per share for approximately $7.4 million, which was paid on January 2, 2025. Management evaluated the classification of the stock redemption under Accounting Standards Codification (“ASC”) 450, “Contingencies”. ASC 450 states that when a loss contingency exists the likelihood that the future event(s) will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote. A contingent liability must be reviewed at each reporting period to determine appropriate treatment. Management determined that it should recognize a 1% excise tax on the redemption amount paid. As of December 31, 2024, the Company recorded $160,441 of excise tax liability calculated as 1% of shares redeemed on March 29, 2023, September 26, 2023, June 21, 2024 and December 23, 2024. Any reduction to this liability resulting from either a subsequent stock issuance or an event giving rise to an exception that occurs within this tax year, will be recognized in the period (including an interim period) that such stock issuance or event giving rise to an exception occurs.

We may maintain cash balances at third-party financial institutions in excess of the Federal Deposit Insurance Corporation (the “FDIC”) insurance limit. The FDIC took control and was appointed receiver of Silicon Valley Bank and New York Signature Bank on March 10, 2023 and March 12, 2023, respectively. The Company does not have any direct exposure to Silicon Valley Bank or New York Signature Bank. However, if other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

Note 2 — Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 2 — Summary of Significant Accounting Policies (cont.)

Emerging growth company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned and controlled operating subsidiaries, YD Bio Limited (f/k/a True Velocity, Inc.), Parent Merger Sub, and Company Merger Sub. From the inception of each operating subsidiary through December 31, 2024, the subsidiaries had no activity after elimination of all intercompany transactions and balances as of December 31, 2024 and 2023.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2024 and 2023.

Cash held in Trust Account

At December 31, 2024 and 2023, all of the assets held in the Trust Account were held as cash in an interest-bearing bank demand deposit account.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 2 — Summary of Significant Accounting Policies (cont.)

Common stock subject to possible redemption

All of the 11,500,000 shares of common stock sold as part of the Units in the Initial Public Offering contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s A&R COI. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to possible redemption to be classified outside of permanent equity. Therefore, all of the shares of common stock sold as part of the Units in the Initial Public offering have been classified outside of permanent equity.

On September 13, 2022, the Company held its annual stockholders’ meeting at which a proposal to approve the extension of time to consummate the closing of a Business Combination Agreement to March 26, 2023 was approved. The stockholders who elected to redeem their shares did so for a pro rata portion of the amount then in the Trust Account ($10.35 per share), plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. In connection with the extension proposal, 3,076,817 shares of the Company’s common stock were redeemed.

On March 22, 2023, the Company held a stockholders’ meeting at which a proposal to approve the extension of time to consummate the closing of a Business Combination Agreement to September 26, 2023 was approved. The stockholders who elected to redeem their shares did so for a pro rata portion of the amount then in the Trust Account ($10.56 per share), plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. In connection with the extension proposal, 509,712 shares of the Company’s common stock were redeemed.

On September 22, 2023, the Company held a stockholders’ meeting at which a proposal to approve the extension of time to consummate the closing of a Business Combination Agreement to June 26, 2024 was approved. The stockholders who elected to redeem their shares did so for a pro rata portion of the amount then in the Trust Account ($10.77 per share), plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. In connection with the extension proposal, 21,208 shares of the Company’s common stock were redeemed.

On June 21, 2024, the Company held a stockholders’ meeting at which a proposal to approve the extension of time to consummate the closing of a Business Combination Agreement to December 26, 2024 and was approved. The stockholders who elected to redeem their shares did so for a pro rata portion of the amount then in the Trust Account ($11.085 per share), plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. In connection with the extension proposal, 265,564 shares of the Company’s common stock were redeemed, representing 6.2% of Breeze’s total outstanding shares at the time of the vote.

On December 23, 2024, the Company held a stockholders’ meeting at which a proposal to approve the extension of time to consummate the closing of a Business Combination Agreement to June 26, 2025 and was approved. The Company, as with all previous extensions, provided its stockholders with the opportunity to redeem all or a portion of their Public Shares at the time of this stockholders’ meeting. The stockholders who elected to redeem 621,609 of their shares for a pro rata portion of the amount then in the Trust Account ($11.83 per share), which included any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. The Company recorded a liability of approximately $7.4 million as of December 31, 2024 for the payment of its obligation for the share redemption. On January, 2, 2025, 621,609 shares of the Company’s common stock were redeemed. The 893,712 shares and 1,159,276 shares of common stock remaining from the Initial Public Offering at December 31, 2024 and 2023, respectively, were classified outside of permanent equity.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 2 — Summary of Significant Accounting Policies (cont.)

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock are recorded as charges or credits to additional paid-in capital and, if necessary, accumulated deficit. Stockholders who elect to redeem their shares do so for a pro rata portion of the amount then in the Trust Account, and also receive any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses).

As of December 31, 2024, the common stock reflected in the consolidated balance sheet are reconciled in the following table:

Common stock subject to possible redemption – December 31, 2023	$12,647,701
Plus:
Re-measurement of common stock to redemption value	866,056
Less:
Common stock redeemed	(10,435,136)
Common stock subject to possible redemption – December 31, 2024	$3,078,621

Warrant Liabilities

The Company accounts for the Public Warrants and Private Placement Warrants (collectively, “Warrants”, see Note 7) issued in connection with the Initial Public Offering in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be classified as a liability. Accordingly, the Company classifies each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability is adjusted to fair value, with the change in fair value recognized in the Company’s consolidated statements of operations.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes”. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740-270 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2024 and 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net loss per share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net loss per share of common stock is computed by dividing net loss by the weighted-average number of common stock outstanding during the period. As the Public Shares are considered to be redeemable at fair value, and a redemption at fair value does not amount to a distribution different than other shareholders, redeemable and non-redeemable shares of common stock are presented as one class of shares in calculating net loss per share of common stock. As a result, the calculated net loss per share is the same for redeemable and non-redeemable shares of common stock.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 2 — Summary of Significant Accounting Policies (cont.)

At December 31, 2024 and 2023, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

The following table reflects the calculation of basic and diluted net loss per common share (in dollars, except per share amounts):

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Numerator:
Net loss	$(2,304,638)	$(2,549,111)
Denominator:
Weighted average shares of Common Stock	4,145,884	4,427,788
Basic and diluted net loss per share of Common Stock	$(0.56)	$(0.58)

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times may exceed the Federal Deposit Insurance Corporate coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair value of financial instruments

The Company applies ASC 820, which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The carrying amounts reflected in the balance sheet for cash, prepaid expenses and accrued offering costs approximate fair value due to their short-term nature.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

Level 1 —	Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 —	Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 —	Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

See Note 10 for additional information on assets and liabilities measured at fair value.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 2 — Summary of Significant Accounting Policies (cont.)

Segment Reporting

The Company complies with ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses among other disclosure requirements. The Company adopted ASU 2023-07 on January 1, 2024. The amendments will be applied retrospectively to all prior periods presented in the financial statements (see Note 11).

Recently Issued Accounting Standards

December 14, 2023, the Financial Accounting Standards Board (FASB or Board) issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). The ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024 (generally, calendar year 2025) and effective for all other business entities one year later. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Note 3 — Initial Public Offering

Pursuant to the Initial Public Offering, the Company sold 10,000,000 Units at a purchase price of $10.00 per Unit on November 23, 2020, for an aggregate purchase price of $100,000,000. Each Unit consists of one share of common stock, $0.0001 par value, one Right to receive one-twentieth (1/20) of one share of common stock upon the consummation of an initial business combination and one redeemable warrant (“Public Warrant”). In connection with the underwriters’ exercise of the over-allotment option on November 25, 2020, the Company sold an additional 1,500,000 Units at a price of $10.00 per Unit. Each whole Public Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per whole share (see Note 7). Each Warrant will become exercisable on the later of 30 days after the completion of the Company’s initial Business Combination or 18 months from the closing of the Initial Public Offering and will expire five years after the completion of the Company’s initial Business Combination or earlier upon redemption or liquidation. However, if the Company does not complete its initial Business Combination on or prior to June 26, 2025, assuming all remaining one-month extensions are utilized, the Warrants will expire worthless at the end of such period.

Note 4 — Private Placement

Simultaneously with the closing of the Initial Public Offering, the Sponsor and I-Bankers purchased an aggregate of 5,425,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $5,425,000. Each Private Placement Warrant is exercisable to purchase one share of common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, certain of the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 5 — Related Party Transactions

Founder Shares

In June 2020, the Sponsor purchased 100 shares of common stock (the “Founder Shares”) for an aggregate purchase price of $25,000. On July 15, 2020, the Sponsor effected a 28,750-for-1 forward stock split and, as a result, our initial shareholders held 2,875,000 Founder Shares as of the date of our initial public offering.

The 2,875,000 Founder Shares included an aggregate of up to 375,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Sponsor will own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor does not purchase any Public Shares in the Initial Public Offering). As a result of the underwriters’ election to fully exercise their over-allotment option, 375,000 Founder Shares are no longer subject to forfeiture. The Founder Shares will automatically convert into shares of common stock upon consummation of a Business Combination on a one-for-one basis, subject to certain adjustments, as described in Note 6.

The Sponsor and each holder of Founder Shares have agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last sale price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

The Company had agreed with each of its four independent directors (the “Directors”) subsequent to incorporation of the Company to provide them the right to each purchase 25,000 Founder Shares with a par value of $0.0001 of the Company from Breeze Sponsor, LLC (the “Sponsor”). The Directors each exercised their right in full on July 6, 2021 and purchased 100,000 shares (25,000 per each Director) of the Founder Shares from Sponsor for a total of $10 in the aggregate. Sponsor has agreed to transfer 15,000 Founder Shares to each of the Directors upon the closing of a Business Combination by the Company, with such shares currently beneficially owned by Sponsor.

The Sponsor and I-Bankers purchased an aggregate of 5,425,000 Private Placement Warrants at a price of $1.00 per warrant in a private placement that occurred simultaneously with the closing of Breeze’s IPO. Of such amount, 4,325,000 Private Placement Warrants were purchased by the Sponsor, and an aggregate of 1,100,000 Private Placement Warrants were purchased by I-Bankers and Northland. The Private Placement Warrants (including the common stock issuable upon exercise of the private placement warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of Breeze’s initial business combination.

If any of Breeze’s officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us. Breeze’s executive officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

The Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Breeze’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Breeze’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers, directors or Breeze’s or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Breeze’s behalf.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 5 — Related Party Transactions (cont.)

Administrative Support Agreement

The Company entered into an agreement whereby, commencing on November 23, 2020 through the earlier of the Company’s consummation of a Business Combination and its liquidation, the Company will pay an affiliate of the Sponsor a total of $5,000 per month for office space, utilities and secretarial and administrative support services. For each of the years ended December 31, 2024 and 2023 the Company incurred $60,000 in fees for these services, of which such amounts are included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

Related Party Loans

In order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required. Such loans would be evidenced by promissory notes. The notes would either be repaid upon consummation of a Business Combination, without interest. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the loans, but no proceeds held in the Trust Account would be used to repay the loans.

On November 19, 2021 (as amended), the Sponsor loaned Breeze an aggregate of $1,150,000 pursuant to an unsecured promissory note to extend the date by which Breeze has to consummate a business combination from November 25, 2021 to February 25, 2022. This unsecured promissory note, as amended for the maturity dates, is non-interest bearing and payable on the earlier of (i) the consummation of an initial Business Combination, or (ii) June 26, 2025. On February 18, 2022 (as amended), the Sponsor loaned the Company an aggregate of $1,150,000 pursuant to an unsecured promissory note to extend the date by which the Company had to consummate a business combination from February 25, 2022 to May 25, 2022. This unsecured promissory note, as amended for the maturity dates, is non-interest bearing and payable on the earlier of (i) the consummation of an initial Business Combination, or (ii) June 26, 2025.

On February 1, 2022 (as amended), the Company signed a Promissory Note for working capital with Sponsor, with a Maturity Date of March 26, 2023, for a total of up to $1,500,000. On October 1, 2022, the Company signed an Amended Promissory Note with Sponsor, with a Maturity Date of September 26, 2023 for a total of up to $4,000,000. On April 1, 2023, the Company signed an Amended Promissory Note with Sponsor, with a Maturity Date of September 26, 2023 for a total of up to $5,000,000. On October 1, 2023, the Company signed an Amended Promissory Note with Sponsor, with a Maturity Date of June 26, 2024 for a total of up to $6,000,000. On March 1, 2024, the Company signed an Amended Promissory Note with Sponsor, with a Maturity Date of June 26, 2024 for a total of up to $7,000,000. On July 1, 2024, the Company signed an Amended Promissory Note with Sponsor, with a Maturity Date of December 26, 2024 for a total of up to $7,500,000. On December 26, 2024, the Company signed an Amended Promissory Note with Sponsor, with a Maturity Date of June 26, 2025 for a total of up to $7,500,000. As of December 31, 2024, the amount outstanding under this Promissory Note was $5,997,804 for direct working capital, and $1,083,097 for monthly SPAC extension funds for the month of September 2022 through December 2024 for a total of $7,080,901 from Sponsor. The Promissory Note is non-interest bearing and payable on the earlier of (i) the consummation of an initial Business Combination, or (ii) June 26, 2025. The Company additionally owes Sponsor $202,556 for expenses paid by Sponsor on behalf of the Company. The total amount owed Sponsor as of December 31, 2024 is $9,583,457.

The Company had 12 months from the closing of the Initial Public Offering to consummate its initial Business Combination. However, by resolution of its board, requested by the Sponsor, the Company extended the period of time to consummate a Business Combination two times, each by an additional three months (for a total of up to 18 months to complete a Business Combination). The Sponsor deposited additional funds into the Trust Account in order to extend the time available for the Company to consummate its initial Business Combination. The Sponsor deposited into the Trust Account for each three-month extension, $1,150,000 ($0.10 per share) on or prior to the date of the applicable deadline.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 5 — Related Party Transactions (cont.)

On September 13, 2022, the Company held its annual stockholders’ meeting and approved the Company to extend the date of September 26, 2022, up to six (6) times for an additional one (1) month each time (ultimately until as late as March 26, 2023). For each one-month extension on September 26, October 26, November 26, December 26, 2022, January 25, 2023 and February 23, 2023 $59,157 ($0.035 per share) per extension, up to an aggregate of $354,942, or approximately $0.21 per share. The Company held a meeting of its stockholders on March 22, 2023 where the Company’s stockholders approved the Company to extend the date of March 26, 2023, up to six (6) times for an additional one (1) month each time (ultimately until as late as September 26, 2023). For each one-month extension through September 26, 2023, the Sponsor deposited into the Trust Account $41,317 ($0.035 per share) on March 30, 2023, April 25, 2023, May 25, 2023, June 26, 2023, August 2, 2023 and August 28, 2023.

The Company held a meeting of its stockholders on September 22, 2023 where the Company’s stockholders approved (i) a proposal to amend the Company’s A&R COI to authorize the Company to extend the date of September 26, 2023, up to nine (9) times for an additional one (1) month each time (ultimately until as late as June 26, 2024), and (ii) a proposal to amend the Trust Agreement to authorize the Extension and its implementation by the Company. For each one-month extension the Company deposited ($0.035 per share) into the Trust Account. On September 27, 2023 Breeze executed the thirteenth one-month extension through October 26, 2023. On October 24, 2023, November 26, 2023, December 27, 2023, January 26, 2024, February 27, 2024, March 26, 2024, May 7, 2024 and June 3, 2024 Breeze executed the fourteenth, fifteenth, sixteenth, seventeenth, eighteenth, nineteenth, twentieth and twenty-first one-month extensions through June 26, 2024.

The Company held a meeting of its stockholders on June 21, 2024 where the Company’s stockholders approved (i) a proposal to amend the Company’s A&R COI to authorize the Company to extend the date of June 26, 2024, up to six (6) times for an additional one (1) month each time (ultimately until as late as December 26, 2024), and (ii) a proposal to amend the Trust Agreement to authorize the Extension and its implementation by the Company. For each one-month extension the Company deposited ($0.035 per share) into the Trust Account. On June 26, 2024 and August 1, 2024, Breeze executed the twenty-second and twenty-third extensions, and on November 22, 2024, Breeze executed (including accrued interest) the twenty-fourth, twenty-fifth and twenty-sixth one-month extensions for the period from September 26, 2024 through November 26, 2024. On December 31, 2024 the company executed the twenty-seventh and twenty-eighth one-month extension for the period from November 26, 2024 to January 26, 2025.

On December 23, 2024, the Company held a stockholders’ meeting at which a proposal to approve the extension of time to consummate the closing of a Business Combination Agreement to June 26, 2025 was approved. For each one-month extension the Company will deposit ($0.035 per share) into the Trust Account.

Extension payments are funded in the form of a loan from Sponsor. The loans are non-interest bearing and payable upon the consummation of the Company’s initial Business Combination. If the Company completes an initial Business Combination, it will repay such loaned amounts out of the proceeds of the Trust Account released to it. If the Company does not complete a Business Combination, it will not repay such loans. Furthermore, the letter agreement with the Company’s initial stockholders contains a provision pursuant to which the Sponsor has agreed to waive its right to be repaid for such loans out of the funds held in the Trust Account in the event that the Company does not complete a Business Combination.

Representative and Consultant Shares

Pursuant to the underwriting agreement (the “Underwriting Agreement”) between the Company and I-Bankers Securities (the “Representative”), on November 23, 2020, the Company issued to the Representative and its designee 250,000 shares of common stock and separately agreed to issue the Company’s Consultant 15,000 shares of common stock for nominal consideration in a private placement intended to be exempt from registration under Section 4(a)(2) of the Act. In August 2021, the Company issued to the Consultant such Consultant Shares. The Company accounted for the Representative Shares and Consultant Shares as a deferred offering cost of the Initial Public Offering. Accordingly, the offering cost was allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to the Warrants were expensed immediately in the statement of operations, while offering costs allocated to the redeemable Public Shares were deferred and subsequently charged to temporary stockholders’ equity following the completion of the Initial Public Offering.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 5 — Related Party Transactions (cont.)

In 2020, the Company estimated and recorded the fair value of the Representative Shares and Consultant Shares to be $1,322,350 based upon the price of the common stock issued ($4.99 per share) to the Representative and Consultant. The holders of the Representative Shares and Consultant Shares have agreed not to transfer, assign or sell any such shares until the later of (i) 30 days after the completion of a Business Combination and 180 days pursuant to FINRA Conduct Rule 5110(e)(1) following the effective date of the Registration Statement to anyone other than (i) the Representative or an underwriter or selected dealer in connection with the Offering, or (ii) a bona fide officer or partner of the Representative or of any such underwriter or selected dealer. Additionally, pursuant to FINRA Conduct Rule 5110(e), the Representative Shares and Consultant Shares will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the Registration Statement.

In addition, the holders of Representative Shares and Consultant Shares have agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the time specified in the certificate of incorporation.

Note 6 — Commitments

Registration and Stockholder Rights

Pursuant to a registration rights and stockholder agreement entered into on November 23, 2020, the holders of the Founder Shares and Private Placement Warrants (and any shares of common stock issuable upon the exercise of the Private Placement Warrants and upon conversion of the Founder Shares) will be entitled to registration and stockholder rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to the Company’s common stock). The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the expenses incurred in connection with the filing of any such registration statements. In the case of the private placement warrants and representative shares issued to I-Bankers Securities, the demand registration rights provided will not be exercisable for longer than five years from the effective date of the registration statement in compliance with FINRA Rule 5110(g)(8)(C) and the piggyback registration right provided will not be exercisable for longer than seven years from the effective date of the registration statement in compliance with FINRA Rule 5110(g)(8)(D). The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Business Combination Marketing Agreement

The Company has engaged I-Bankers on November 23, 2020, as an advisor in connection with a Business Combination to assist the Company in holding meetings with its stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with a Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company will pay I-Bankers a cash fee for such services upon the consummation of a Business Combination in an amount equal to 2.75% of the gross proceeds of Initial Public Offering, or $3,162,500. As of December 31, 2024, there were no unbilled or accrued amounts for services that had been performed pursuant to this agreement.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 6 — Commitments (cont.)

Strategic Legal Advisory Services

On March 24, 2021, as supplemented on August 30, 2022, the Company signed a Legal Services Engagement Letter with Woolery & Co. (“Woolery”) for services in connection with completing a business combination or a similar transaction. Services include, but are not limited to, strategic legal advice on a business combination and associated corporate matters, introductions to financial institutions to facilitate business combination financing requirements, domestic and international transaction structuring, and preparation of any required Nasdaq listing application. As of December 31, 2024, there were no unbilled or accrued amounts for services that had been performed through December 31, 2024, pursuant to this agreement. Pursuant to the engagement letter, Breeze paid a non-refundable retainer of $100,000, and upon the completion of a business combination or similar transaction, Breeze is obligated to pay Woolery a fee of $2.0 million, however, Sponsor has agreed to assume $1.2 million of the obligation, and a discretionary performance fee, if warranted, and mutually and reasonably agreed upon by Breeze and Woolery. At the closing of a business combination, Breeze will pay Woolery the balance of $800,000.

Merger Proxy/Business Combination Rate Agreement

On October 30, 2024, the Company signed a Merger Proxy/Business Combination Rate Agreement with Edgar Agents LLC, for SEC document preparation, printing and filing for the merger with YD Biopharma. As of December 31, 2024, there were no unbilled or pending amounts for services that had been performed through December 31, 2024, pursuant to this agreement. The agreement includes an obligation to pay a Transaction Success Fee of $50,000 upon successful completion and filing of the documents with the SEC.

Proxy Solicitation Services Agreement

On October 17, 2024, the Company signed a Proxy Solicitation Services Agreement with D.F. King & Co., Inc. (“D.F. King”), for proxy solicitation services associated with the business combination with YD Biopharma. As of December 31, 2024, D.F. King has not provided the Company with any services pursuant to this agreement. The agreement includes an obligation to pay a Service Fee of $25,000 and a discretionary fee, if warranted, at the sole discretion of Breeze, based upon the campaign and D.F. King’s performance.

Public Relations Agreement

On February 29, 2024, the Company signed a Public Relations Agreement with Gateway Group, Inc. (“Gateway”), for public relations services for the business combination with YD Biopharma. As of December 31, 2024, Gateway has not provided the Company with any services pursuant to this agreement. The agreement includes an obligation to pay a Transaction Success Fee of $100,000 upon the successful completion of the business combination with YD Biopharma.

Note 7 — Warrants

As of December 31, 2024 and 2023, there were 11,500,000 Public Warrants and 5,425,000 Private Placement Warrants outstanding. The Company classifies the outstanding Public Warrants and Private Placement Warrants as warrant liabilities on the balance sheet in accordance with the guidance contained in ASC 815-40. Under the guidance in ASC 815-40, certain warrants do not meet the criteria for equity treatment. These warrants include a clause whereby the warrant holder may be entitled to receive a net cash settlement upon the acceptance by the holders of the Company’s common stock of a tender, exchange or redemption offer. Upon such a qualifying tender cash offer (an event which could be outside the control of the Company), all Warrant holders would be entitled to cash. This factor precludes the Company from applying equity accounting as the warrant holder could receive a net cash settlement value that is greater than a holder of the Company’s common stock. Accordingly, the Company has concluded that liability accounting is required. As such, these warrants are recorded at fair value as of each reporting date with the change in fair value reported within other income in the accompanying consolidated statements of operations as “Change in fair value of warrant liability” until the warrants are exercised, expired or other facts and circumstances lead the warrant liability to be reclassified to stockholders’ equity. For 2023 and certain periods in 2024, the Company utilized a Modified Black Scholes Model to estimate the fair values of the warrants, which incorporates significant inputs that are not observable in the market, and thus represents a Level 3 measurement as defined in ASC 820. The unobservable inputs utilized for measuring the fair value of the contingent consideration reflect management’s own assumptions about the assumptions that market participants would use in valuing the contingent consideration. The Company determined the fair value by using the below key inputs to the Modified Black Scholes Model.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 7 — Warrants (cont.)

Public Warrants may only be exercised for a whole number of shares. No fractional shares are issued upon exercise of the Public Warrants. The Public Warrants are exercisable on the later of (a) 30 days after the consummation of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable for cash, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within a specified period following the consummation of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of its initial business combination, we will use our reasonable best efforts to file, and within 60 business days after the closing of its initial business combination, to have declared effective, a registration statement relating to the shares of common stock issuable upon exercise of the warrants and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Company’s common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its best efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Once the warrants become exercisable, the Company may call the warrants for redemption:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

●	if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends the notice of redemption to the warrant holders.

The Company may not redeem the warrants when a holder may not exercise such warrants.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial business combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to our initial stockholders or their affiliates, without taking into account any founder shares held by its initial stockholders or such affiliates, as applicable, prior to such issuance), (the “Newly Issued Price”) (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of its initial business combination on the date of the consummation of its initial business combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day after the day on which the Company consummates its initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 7 — Warrants (cont.)

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the Company, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number of shares of common stock to be issued to the warrant holder.

The Private Placement Warrants (including the common stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination and they will be non-redeemable so long as they are held by the original holders or their permitted transferees. If the Private Placement Warrants are held by someone other than the original holders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Warrants included in the Units being sold in the Initial Public Offering. Otherwise, the Private Placement Warrants have terms and provisions that are substantially identical to those of the Warrants being sold as part of the Units in the Initial Public Offering.

The Sponsor and I-Bankers purchased from the Company an aggregate of 5,425,000 Warrants at a price of $1.00 per Warrant (a purchase price of $5,425,000), in a private placement that occurred simultaneously with the completion of the Initial Public Offering (the “Private Placement Warrants”). Each Private Placement Warrant entitles the holder to purchase one share of common stock at $11.50. The purchase price of the Private Placement Warrants were added to the proceeds from the Initial Public Offering to be held in the Trust Account pending completion of the Company’s initial Business Combination.

If the Company does not complete a Business Combination, then the proceeds will be part of the liquidating distributions to the public stockholders and the Warrants issued to the Sponsor and I-Bankers will expire worthless.

At December 31, 2023, the fair value of the Company’s Private Placement Warrants was based on a Modified Black-Scholes model, and the Public Warrants utilized the trading price of the Company’s Public Warrants. At December 31, 2024, the fair value of both the Company’s Private Placement Warrants and Public Warrants utilized the Company’s trading price of the Public Warrants. As of December 31, 2024, the Company determined that utilizing the Modified Black-Scholes model to value the Private Placement Warrants deviated too far from what would be expected if the Private Placement Warrants were publicly traded as the terms of the Public Warrants and Private Placement Warrants are similar.

The Public Warrants were allocated a portion of the proceeds from the issuance of the Units equal to its fair value. The Company recognized a loss in connection with changes in the fair value of warrant liabilities of $677,000 and $1,015,500 for the years ended December 31, 2024 and 2023, respectively.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 8 — Stockholders’ Deficit

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. Pursuant to the Company’s A&R COI, our board of directors has the express authority to the full extent provided by law to adopt any such resolution or resolutions with respect to the unissued shares of preferred stock, if any, without stockholder approval. At December 31, 2024 and 2023, there were no shares of preferred stock issued or outstanding.

Common Stock — The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.0001 per share. Holders of common stock are entitled to one vote for each share. Holders of shares of our common stock are entitled to one vote per share owned on each matter properly submitted to the stockholders on which the holders of the common stock are entitled to vote. The holders of shares of our common stock shall be entitled to receive dividends and other distributions (payable in cash, property or capital stock of the Company) when, as and if declared thereon by our board of directors from time to time out of any assets or funds of the Company legally available therefor and shall share equally on a per share basis in such dividends and distributions. At December 31, 2024 and 2023, there were 3,140,000 shares of common stock issued and outstanding, respectively, excluding 893,712 and 1,159,276 shares of common stock subject to possible redemption.

Rights — Except in cases where the Company is not the surviving company in a Business Combination, each holder of a Right will automatically receive one-twentieth (1/20) of a share of common stock upon consummation of the Business Combination, even if the holder of a Right converted all shares held by him, her or it in connection with the Business Combination or an amendment to the Company’s certificate of incorporation with respect to its pre-business combination activities. In the event that the Company will not be the surviving company upon completion of the Business Combination, each holder of a Right will be required to affirmatively convert his, her or its Rights in order to receive the one-twentieth (1/20) of a share of common stock underlying each Right upon consummation of the Business Combination. No additional consideration will be required to be paid by a holder of Rights in order to receive his, her or its additional share of common stock upon consummation of the Business Combination. The shares issuable upon exchange of the Rights will be freely tradable (except to the extent held by affiliates of the Company). If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of Rights to receive the same per share consideration the holders of shares of common stock will receive in the transaction on an as-converted into common stock basis.

The Company will not issue fractional shares in connection with an exchange of Rights. As a result, the holders of the Rights must hold Rights in multiples of 20 in order to receive shares for all of the holders’ Rights upon closing of a Business Combination. If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of Rights will not receive any of such funds with respect to their Rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Rights, and the Rights will expire worthless. Additionally, in no event will the Company be required to net cash settle the Rights. Accordingly, the Rights may expire worthless.

Note 9 — Income Taxes

The Company’s net deferred tax assets are as follows:

	2024	2023
Deferred tax assets:
Net operating loss carryforwards	$495,712	$71,824
Capitalized start-up costs	1,148,526	777,461
Total deferred tax assets	1,644,238	849,285
Valuation allowance	(1,644,238)	(849,285)
Deferred tax assets, net of valuation allowance	$—	$—

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 9 — Income Taxes (cont.)

The income tax provisions for the year ended December 31, 2024 and 2023 consists of the following:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Federal
Current	$—	$18,169
Deferred	(794,953)	(226,958)
State
Current	—	—
Deferred	—	—
Change in valuation allowance	794,953	226,958
Income tax provision	$—	$18,169

As of December 31, 2024, and 2023, the Company had available a U.S. federal operating loss carry forward of approximately $2,360,533 and $342,018, respectively, that may be carried forward indefinitely.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. As of December 31, 2024 and 2023, the valuation allowance was $1,644,238 and $849,285, respectively.

A reconciliation of the U.S. federal income tax rate to the Company’s effective tax rate at December 31, 2024 and 2023 is as follows:

	2024	2023
Statutory U.S. Federal income tax rate	21.00%	21.00%
Change in fair market value of warrant liabilities	(6.17)%	(8.43)%
Previous tax year adjustment	—%	4.19%
Non-deductible transaction costs	19.67%	(8.26)%
Change in valuation allowance	(34.49)%	(8.97)%
Other	(0.01)%	(0.25)%
Income tax provision	0.00%	(0.72)%

The Company’s effective tax rates for the periods presented differ from the expected (statutory) rates due to changes in fair value of warrants, non-deductible transaction costs and the change in the valuation allowance on deferred tax assets. The Company files income tax returns in the U.S. federal and Texas jurisdictions, both of which remain open and subject to examination.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 10 — Fair Value Measurements

The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis at December 31, 2024, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level 1	Level 2	Level 3
Liabilities
Warrant liability – Public Warrants	$1,955,000	$—	$—
Warrant liability – Private Placement Warrants	$—	$922,250	$—

The following table presents information about the Company’s financial assets that are measured at fair value on a recurring basis at December 31, 2023, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level 1	Level 2	Level 3
Liabilities
Warrant liability – Public Warrants	$1,495,000	$—	$—
Warrant liability – Private Placement Warrants	$—	$—	$705,250

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period. The value of the Public Warrants was transferred from Level 1 to Level 3 during the three months ended June 30, 2024, and transferred from Level 3 to Level 1 during the three months ended September 30, 2024, and there were no transfers during the year ended December 31, 2023. The value of the Private Warrants was transferred from Level 3 to Level 2 during the three months ended December 31, 2024, and there were no transfers during the year ended December 31, 2023.

The following table presents information about the Company’s financial assets that were transferred from Level 3 to Level 1:

Level 3 roll forward of Warrant Liability – Public Warrants	For The Year Ended December 31, 2024
Beginning balance	$—
Transfer in	3,795,000
Transfer out	(2,415,000)
Unrealized gain	(1,380,000)
Ending balance	$—
Amount of unrealized gain for the period included in income relating to assets held at the end of the reporting period	$(1,380,000)

The Company utilized a back-solve lattice model for the initial valuation of the Public Warrants. The subsequent measurement of the Public Warrants as of December 31, 2024 and 2023 is classified as Level 1 due to the use of an observable market quote in an active market under the ticker BRZHW and BREZW, respectively. The quoted price of the Public Warrants was $0.17 and $0.13 per warrant as of December 31, 2024 and 2023, respectively.

The Company utilized a Modified Black-Scholes model to value the Private Placement Warrants as of December 31, 2023, with changes in fair value recognized in the consolidated statement of operations. The estimated fair value of the Private Placement warrant liability is determined using Level 3 inputs. Inherent in a binomial options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The probability of completing the business combination is derived by taking a sample of other special purpose acquisition companies and calculating the implied probability of completion for each company in the sample set. The average and 1st and 3rd quartiles of the implied probability of completion then formulates the basis for the probability utilized for the Company in the models. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 10 — Fair Value Measurements (cont.)

As of December 31, 2024, the Company determined that utilizing the Modified Black-Scholes model to value the Private Placement Warrants deviated too far from what would be expected if the Private Placement Warrants were publicly traded as the terms of the Public Warrants and Private Placement Warrants are similar. Consequently, the Company used the quoted price of the Public Warrants of $0.17 per warrant as of December 31, 2024 as a proxy for the fair value of the Private Placement Warrant. Pursuant to ASC 820, since the fair value is being based on the market price of the Public Warrants (which are similar but not identical to the Private Placement Warrants), this is considered a Level 2 input as it is observable, either directly or indirectly, for the Public Warrants but is not a quoted price in an active market for identical items.

The following table presents information about the Company’s financial assets that were transferred from Level 3 to Level 2:

Level 3 roll forward of Warrant Liability – Private Warrants	For The Year Ended December 31, 2024
Beginning balance	$705,250
Transfer in	—
Transfer out	(922,250)
Unrealized loss	217,000
Ending balance	$—
Amount of unrealized loss for the period included in income relating to assets held at the end of the reporting period	$217,000

The aforementioned warrant liabilities are not subject to qualified hedge accounting.

The following table provides the significant inputs to the Modified Black-Scholes model for the fair value of the Private Placement Warrants:

As of December 31, 2023
Stock price	$11.03
Strike price	$11.50
Probability of completing a Business Combination	6.50%
Dividend yield	—
Term (in years)	5.25
Volatility	11.30%
Risk-free rate	3.84%
Fair value of warrants	$0.13

The following table presents the changes in the fair value of warrant liabilities:

	Private Placement	Public	Warrant Liabilities
Fair value as of December 31, 2023	$705,250	$1,495,000	$2,200,250
Change in valuation inputs or other assumptions	217,000	460,000	677,000
Fair value as of December 31, 2024	$922,250	$1,955,000	$2,877,250

BREEZE HOLDINGS ACQUISITION CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023

Note 11 — Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

The Company is a blank check company formed for the purpose of effecting a Business Combination. As of December 31, 2024, the Company had not commenced any operations. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on cash from the proceeds derived from the Initial Public Offering, and non-operating income or expense from the changes in the fair value of warrant liability.

The Company’s CODM has been identified as the Chief Executive Officer, who reviews the consolidated operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment. The CODM does not review assets in evaluating the results of the Company, and therefore, such information is not presented.

When evaluating the Company’s primary measure of performance and making key decisions regarding resource allocation, the CODM reviews several key metrics, which include the following:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Operating and formation costs	$2,225,820	$2,070,143
Loss from operations	(2,225,820)	(2,070,143)
Total other expenses, net	(78,818)	(460,799)
Loss before income taxes	(2,304,638)	(2,530,942)
Net loss	$(2,304,638)	$(2,549,111)

Operating and formation costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination within the business combination period. The CODM also reviews operating and formation costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.

Note 12 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Based upon this review, the Company did not, except as described in these consolidated financial statements and below, identify any other subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

On March 3, 2025, YD Bio Limited entered into Subscription Agreements with certain investors for the private placement of an aggregate of 1,250,000 shares of YD Bio Limited’s ordinary shares, par value $0.0001 per share, at a purchase price of $8.00 per share, for an aggregate purchase price of $9.0 million. This PIPE financing is contingent upon the successful completion of the Merger Agreement at which time the shares will be issued. The funds raised from this PIPE financing will be used to support the business combination and related transaction costs.